Exhibit 99.1

Annual Information Form
For the Year Ended December 31, 2009

Dated: March 31, 2010

TABLE OF CONTENTS

DEFINITIONS
NOTE TO U.S. READERS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

ITEM 9	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	36
9.1.	LEGAL PROCEEDINGS	36
9.2.	REGULATORY ACTIONS	36
ITEM 10	AUDIT COMMITTEE	36
10.1.	OVERVIEW	36
10.2.	AUDIT COMMITTEE MANDATE/CHARTER	37
10.3.	COMPOSITION OF THE AUDIT COMMITTEE	37
10.4.	RELIANCE ON CERTAIN EXEMPTIONS	38
10.5.	AUDIT COMMITTEE OVERSIGHT	38
10.6.	PRE] APPROVAL POLICIES AND PROCEDURES	38
10.7.	EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)	38
ITEM 11	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
ITEM 12	TRANSFER AGENTS AND REGISTRARS	39
ITEM 13	MATERIAL CONTRACTS	39
ITEM 14	INTERESTS OF EXPERTS	39
ITEM 15	ADDITIONAL INFORMATION	40

SCHEDULE A – RESOURCE AND RESERVE ESTIMATE 2009
SCHEDULE B – AUDIT COMMITTEE MANDATE

DEFINITIONS

In this Annual Information Form all units are SI metric unless otherwise noted. Abbreviations are as defined below unless the context otherwise indicates:

Ag means silver

IF means this Annual Information Form

Arrangement Agreement means the agreement entered into on November 21, 2008 and terminated on February 23, 2009, which contemplated the acquisition of all of the outstanding shares of Lundin Mining by HudBay by the issuance of 0.3919 HudBay common shares for every Lundin Mining common share

C$ means Canadian dollars

CIM means the Canadian Institute of Mining, Metallurgy and Petroleum

CIM Guidelines means the “CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005

Co means cobalt

Cu means copper

DRC means the Democratic Republic of the Congo

dollars or $ means United States dollars

€ means the Euro

EuroZinc means EuroZinc Mining Corporation, which was acquired by the Company on October 31, 2006 and subsequently amalgamated with the Company effective November 30, 2006

FCX means Freeport-McMoRan Copper & Gold Inc., a large diversified mining company with headquarters in Phoenix, Arizona, that owns 70% of TF Holdings

Galmoy means Galmoy Mines Ltd. (Ireland), a wholly-owned indirect subsidiary of the Company that owns the Galmoy mine

Gécamines means La Générale des Carrières et des Mines, the GDRC state-owned mining company

GDRC means the Government of the DRC

HSEC means Health, Safety, Environment and Community

HudBay means HudBay Minerals Inc., a publicly traded Canadian mining company

IFC means the International Finance Corporation

LOM means Life of Mine

Lundin Mining or the Company means Lundin Mining Corporation, including Lundin Mining and its subsidiaries.

MD&A means Management’s Discussion and Analysis of results of operations and financial condition of the Company for the fiscal year ended December 31, 2009 dated February 24, 2010 mtpa means million tonnes per annum

NAN means North Atlantic Natural Resources AB (Sweden), a wholly-owned indirect subsidiary of the Company that owns the Storliden mine

National Instrument 43-101 means National Instrument 43-101 “Standards for Disclosure For Mineral Projects” adopted by the Canadian Securities Administrators

Ni means nickel

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NSR means Net Smelter Return

NYSE means the New York Stock Exchange

OMX means the NASDAQ OMX Nordic Exchange, Stockholm

Oz means ounces

OECD means Organisation for Economic Cooperation and Development

Pb means lead

Qualified Person means a qualified person within the meaning of National Instrument 43-101, being an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a professional association

Rio Narcea means Rio Narcea Gold Mines, Ltd. (Canada), a wholly-owned indirect subsidiary of the Company that indirectly owns the Aguablanca mine located in Spain

SEC means the United States Securities Exchange Commission and includes any successor thereto

SEDAR means the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval

SEK means Swedish Kroner

Silverstone means Silverstone Resources Corp.

Silver Wheaton means Silver Wheaton Corp., which acquired Silverstone in May 2009

Somincor means Sociedade Mineira de Neves-Corvo, S.A. (Portugal), a wholly-owned indirect subsidiary of the Company that owns the Neves-Corvo mine

Tenke Holdings means Tenke Holdings Ltd. (Bermuda), a wholly-owned subsidiary of the Company that owns 30% of TF Holdings and a 24.75% indirect interest in TFM

Tenke Mining means Tenke Mining Corp. which was acquired by the Company on July 3, 2007 and subsequently amalgamated with the Company effective July 31, 2007

TF Holdings means TF Holdings Ltd. (formerly, Lundin Holdings Ltd.), a Bermuda company owned 30% by Tenke Holdings and 70% by FCX that owns 82.5% of TFM

TFM means Tenke Fungurume Mining Corp. SARL, a Congolese company that owns the Tenke Fungurume Mine

Tenke Fungurume Project means the deposits of copper, cobalt and associated minerals under mining concessions granted to TFM in 1996 at Tenke and Fungurume, Katanga Province, DRC

tpa/d means tonnes per annum/day

TSX means the Toronto Stock Exchange

Zinkgruvan means Zinkgruvan Mining AB (Sweden), a wholly-owned indirect subsidiary of the Company that owns the Zinkgruvan mine

Zn means zinc

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NOTE TO U.S. READERS

Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this AIF have been prepared in accordance with National Instrument 43-101, classified in accordance with the CIM Guidelines. The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this AIF.

The Company uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the SEC and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to National Instrument 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

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ITEM 1	INTRODUCTION

1.1.	Incorporation by Reference and Date of Information

Specifically incorporated by reference and forming a part of this AIF are the Company’s material change reports from January 1, 2009 to the date of this AIF, copies of which have been filed with the Canadian Securities Administrators in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundlandand and can be found on the SEDAR website at www.sedar.com under the Company’s profile.

All information in this AIF is as of December 31, 2009 unless otherwise indicated.

1.2.	Currency

The Company reports its financial results and prepares its financial statements in United States dollars. All currency amounts in this AIF are expressed in United States dollars, unless otherwise indicated. The exchange rates for the Company’s principal operating currencies and for the Canadian dollar are as follows:

As at December 31	2009	2008	2007

Canadian dollar (C$)	1.0525	1.2240	0.9913
EURO (€)	0.6974	0.7184	0.6858
Swedish Krona (SEK)	7.2125	7.8770	6.4706

1.3.	Accounting Policies and Financial Information

Financial information is presented in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Unless otherwise indicated, financial information contained in this AIF is presented in accordance with Canadian GAAP.

This AIF refers to various non-GAAP measures, such as “operating earnings” and “cash cost per pound”, which are used by the Company to manage and evaluate operating performance at each of Lundin Mining’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, please refer to the MD&A, where detailed descriptions and reconciliations, where applicable, have been provided.

1.4.	Conversion Table

In this Annual Information Form, metric units are used with respect to Lundin Mining’s various mineral properties and operations. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table set out below.

Imperial Measure	=	Metric Unit	Metric Unit	=	Imperial Measure
2.47 acres		1 hectare	0.4047 hectares		1 acre
3.28 feet		1 metre	0.3048 metres		1 foot
0.62 miles		1 kilometre	1.609 kilometres		1 mile
2.2 pounds		1 kilogram	0.454 kilograms		1 pound
0.032 ounces (troy)		1 gram	31.1 grams		1 ounce (troy)

1.5.	Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves and measured, indicated and inferred resources are those used by Canadian provincial securities regulatory authorities and conform to the definitions utilized by the CIM in the CIM Guidelines. Where resources are stated alongside mineral reserves, those resources are inclusive of, not in addition to, the stated reserves.

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ITEM 2	CORPORATE STRUCTURE

2.1.	Incorporation and Registered Office

Lundin Mining was incorporated by Articles of Incorporation on September 9, 1994, under the Canada Business Corporations Act as South Atlantic Diamonds Corp. and subsequently changed its name to South Atlantic Resources Ltd. on July 30, 1996, and to South Atlantic Ventures Ltd. on March 25, 2002. The Company changed its name to Lundin Mining Corporation on August 12, 2004.

The Company amalgamated with EuroZinc effective November 30, 2006 and with Tenke Mining effective July 31, 2007.

As at December 31, 2009, the Company’s registered and records office was located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. The Company’s business office is located at 150 King Street West, Suite 1500, Toronto ON M5H 1J9; telephone: +1 416 342 5560.

2.2.	Inter-Corporate Relationships

A significant portion of the Company’s business is carried on through its various subsidiaries. The following chart illustrates, as at December 31, 2009, the Company’s significant subsidiaries, including their respective jurisdiction of incorporation and the percentage of voting securities in each that are held by the Company either directly or indirectly:

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ITEM 3	BUSINESS OF THE ISSUER

Lundin Mining is a diversified Canadian base metals mining company with operations in Portugal, Sweden, Spain and Ireland, producing copper, zinc, lead and nickel. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt mine in the Democratic Republic of Congo.

3.1.	Three Year History

2007

a)	In January, the Company announced a three-for-one split of its common shares to be effected on February 8, 2007 to shareholders of record at the close of business on February 5, 2007.

b)

On April 4, the Company announced an all-cash offer to acquire all of the outstanding common shares and warrants of Rio Narcea for C$5.00 per share and C$1.04 per warrant. On June 29, 2007, the offer was amended to increase the offer price for the common shares to C$5.50 for each share, The Company acquired control in July, taking up over 85% of the outstanding shares and in October acquired 100% of the shares through compulsory acquisition. The total of the cash consideration amounted to $918 million.

c)

On April 11, the Company announced a business combination with Tenke Mining, whereby each common share of Tenke Mining would be exchanged for 1.73 Lundin Mining common shares plus C$0.001. The transaction was completed on July 3, 2007. The total value of the share and cash consideration amounted to $1.3 billion.

d)

In June, the Company entered into an agreement with Silverstone (now Silver Wheaton) to deliver its silver production from the Neves-Corvo and Aljustrel mines to Silverstone. The transaction was completed on October 1, and the Company received an up-front cash payment from Silverstone of $42.5 million, together with 19,656,250 Silverstone common shares for total consideration of $89.1 million. Under the agreement, the Company receives cash payments upon delivery of silver in an amount equal to the lesser of (a) $3.90 per ounce of silver (subject to a 1% annual inflationary adjustment after three years and yearly thereafter) and (b) the then prevailing market price per ounce of silver.

e)

On August 3, the Company completed the sale of the Tasiast gold mine to Red Back Mining Inc. (“Red Back”). Red Back paid $225 million in cash for the Tasiast project. Red Back also paid out an additional $52.9 million to retire debt related to the Tasiast project and unwind existing hedge contracts. Lundin Mining had acquired the Tasiast gold mine, located in Mauritania, through the acquisition of Rio Narcea.

f)	In October the Company announced expansion plans to quadruple zinc production at Neves-Corvo and commence copper production at Zinkgruvan.

Lombador Zinc Expansion: Zinc production from the Lombador massive sulphide zone at the Neves- Corvo mine, planned to start in 2013, has the potential to add at least 1.0 mtpa of zinc ore production. Funds were approved to commence a pre-feasibility study. Work was temporarily suspended on the pre-feasibility in late 2008 but was recommenced and continued during 2009.

Zinkgruvan Copper Expansion: The project includes the introduction of copper production in parallel with the existing zinc-lead production. First production of copper in concentrate is expected in late 2010. At full capacity, the annual copper production is intended to be approximately 7,200 tonnes contained in concentrate for at least 12 years. The plan includes a resource definition drilling program, construction of a ramp from surface to the 350m level, a dedicated underground ore bin and crusher infrastructure system for copper ore and a copper processing line in the mill. The capital expenditure for the project is expected to be SEK280 million.

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g)

In December, the first zinc concentrates were produced from the restart of the Aljustrel mine. The mine had previously been on a care and maintenance program for fourteen years. The development plan anticipated annual production of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million Oz of silver.

2008

a)

In January, the Company announced that a misinterpretation of applicable tax legislation relating to certain tax rate reductions in Portugal would require the Company to restate and re-file its financial statements for the year ended December 31, 2006, primarily to reflect amendments to the original allocation of the purchase price for the acquisition of EuroZinc Mining Corporation.

The Company also restated and re-filed its financial statements for each of the interim periods in 2007 to reflect changes primarily relating to the tax rate.

b)

In February, the Company received notice that the Ministry of Mines, GDRC, was commencing discussions regarding TFM’s mining contract and the relationship with Gécamines, the DRC state-owned mining company, which holds a 17.5% carried interest in TFM. FCX, who is the operator in accordance with the project's agreements and who holds a 57.75% interest in the project, is leading the discussions on behalf of TFM.

c)

In April, FCX advised the Company of a capital cost increase on the Tenke Fungurume Project to approximately $1.75 billion from the previous estimates of $900 million. The increase included: provision for expanded housing and support facilities for the project work force; enhancements to national roads and bridges; extended social and training initiatives as well as substantial industry-wide escalation in construction costs and the incremental costs to develop the project in Central Africa, where infrastructure and logistics are challenging. The Company contributed $264.1 million to the project during 2008. As of December 2008, on behalf of the Company, Freeport began sole funding the balance of costs to complete construction of Phase I production facilities as part of a budget overrun protection commitment in the underlying FCX/Lundin Mining shareholder’s agreement.

d)

In May, the Company announced the expansion of the copper plant at the Neves-Corvo mine through the construction of an additional circuit within the existing copper plant to recover copper and zinc that had been previously lost to tailings. The project was expected to be completed in the second half of 2009 at a cost of €9.4 million ($13.2 million).

e)

In July, the Company announced the discovery of a new zinc-copper zone at Neves-Corvo. Eight drill holes defined the deposit. All eight holes contained thick sections of massive sulphide zinc mineralization with four of the eight holes intercepting greater than 65m of >8% Zn, including wide intervals of >10%Zn.

f)

In November, following a decline in metal prices, the Company announced that the Aljustrel mine would be placed back on care and maintenance and zinc production from Neves-Corvo would be suspended until zinc prices recover. In December, the Company entered into an agreement for the sale of Pirites Alentejanas, S.A. (Portugal), which was a wholly-owned indirect subsidiary of the Company, that owned the Aljustrel mine to MTO SGPS, SA. The sale was completed on February 5, 2009.

g)	On November 21, 2008, the Company announced that it had entered into an Arrangement Agreement with HudBay to complete a business combination through a plan of arrangement under the

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Canada Business Corporations Act. The Arrangement Agreement provided for each Lundin Mining common share to be exchanged for 0.3919 of a HudBay common share. In connection with the transaction, HudBay and Lundin Mining entered into a loan agreement providing for a loan to the Company by HudBay of C$135.8 million on a subordinated basis and a share purchase agreement under which HudBay would acquire approximately 97.0 million common shares of Lundin Mining at a price of C$1.40 per share in a private placement, the proceeds of which would be used to repay the loan. The loan agreement was not completed and no funds were advanced under the loan agreement.

h)

In December, the Company announced the completion of the private placement transaction with HudBay that was announced in November in connection with the business combination. HudBay subscribed for 96,997,492 common shares (the “Subscription Shares”) of the Company, representing approximately 19.9% of the Company’s outstanding common shares after issuance, at a price of C$1.40 per share, for aggregate gross proceeds of approximately C$135.8 million ($111.4 million).

2009

a)	In January, the Company announced that the Galmoy zinc/lead/silver mine in Ireland would permanently cease production in May 2009.

b)

On February 23, the Company entered into an agreement with HudBay to terminate the Arrangement Agreement dated November 21, 2008 that provided for, among other things, a mutual release in respect of any and all rights in connection with or arising from the Arrangement Agreement.

c)

In March, the Company announced the intention to voluntarily delist its common shares from the NYSE and at a future date, when permitted under SEC rules, to terminate its registration of its common shares with the SEC. The delisting of the Company's common shares from the NYSE did not affect the listing of the Company's common shares on the TSX or the Swedish Depository Receipts on the OMX.

d)

In March, the first copper cathode was produced by the Tenke Fungurume mine in the DRC. Initial high– grade oxide ore facilities at the Tenke Fungurume mine have been designed to produce approximately 115,000 metric tonnes of copper cathode and 8,000 tonnes of cobalt per annum.

e)

During April, the Company entered into multiple option collar arrangements to protect against near– term decreases in the price of copper. The contracts established a weighted average floor price of $1.87 per pound and a weighted average maximum price cap of $2.39 per pound. The contracts, due over 12 months ended April 2010, were for approximately 40,000 tonnes of copper. No cash premiums were paid or received under the net zero cost structures. Monthly cash settlements are made where necessary for the contracts. Subsequently, the Company extended the copper price protection for a further three months by entering into additional collars for the months of May, June and July 2010. The contracts, for 3,000 tonnes of copper per month, established a weighted average floor price of $1.89 per pound and a weighted average price cap of $2.89 per pound.

f)

On April 27, 2009, the Company closed a bought–deal public offering for total gross proceeds of C$188.6 million ($155.8 million). The Company issued 92 million common shares of the Company at a price of C$2.05 per share.

g)

On May 11, 2009, the Company entered into an agreement with HudBay consenting to the sale by HudBay of all of its shares in the Company. Pursuant to the agreement, the Company and HudBay have terminated all continuing rights and obligations under the termination agreement dated February 23, 2009 and agreed to a mutual release in respect of any and all claims connected with or arising from the subscription agreement.

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h)

On July 6, 2009, the Company completed the restructuring of its credit facility. The revised terms incorporated in the Third Amending Agreement provide for a three year fully–revolving credit facility of $225 million, and:

i.	Interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio at the Company; and

ii.	Financial covenants customarily required for a revolving–term facility, including minimum tangible net worth, interest coverage ratio and leverage ratio.

The Third Amending Agreement removes the prohibitions on acquisitions and disposals that were imposed by the Second Amending Agreement and Waiver. Instead, it establishes that security will be extended to material assets acquired and specifies reductions in the facility if the Company’s principal mining assets are disposed of in whole or in part.

i)

On September 18, 2009, the Company completed the sale of its 49% interest in the Ozernoe zinc project in Russia for gross proceeds of $35 million. Proceeds of $3.5 million were received upon closing, with the balance of $31.5 million payable over 10 months. This sale terminates all of the Company’s rights and obligations related to the project.

2010

a)

On February 11, the Company announced an agreement with Dagilev Capital Corp. for the sale of the Salave gold project in northern Spain. The sale, which is conditional upon several factors being satisfied, including requisite regulatory approvals, is expected to close by the end of April 2010.

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ITEM 4

ITEM 4	NARRATIVE DESCRIPTION OF THE BUSINESS

4.1.	Principal Products and Operations

Lundin Mining’s principal products and sources of sales are copper, zinc, lead and nickel concentrates from the Neves–Corvo, Zinkgruvan and Aguablanca mines. Lundin Mining also holds a 24.75% interest in the TFM. Information related to Lundin Mining’s segmented information is set forth in Note 21 to the consolidated annual financial statements for the year ended December 31, 2009. The MD&A discusses each operation that is separately defined as a segment.

Production from operations was as follows:

	2009	2008(1)	2007(1)	2006
Copper (tonnes)	93,451	97,944	97,120	24,091
Zinc (tonnes)	101,401	151,157	151,830	167,422
Lead (tonnes)	43,852	44,799	44,560	45,106
Nickel (tonnes)	8,029	8,136	3,270	–

Copper (tonnes)
Tenke attributable (24.75%)	17,325	–	–	–
(1) Excluding Aljustrel production: 2008 – 16,687 tonnes zinc and 204 tonnes copper; 2007 – 190 tonnes zinc.

4.2.	Employees

At the end of 2009, Lundin Mining has a total of approximately 1,400 employees and 900 contract employees located in Canada, UK, Portugal, Sweden, Spain and Ireland.

4.3.	Health, Safety, Environment and Community

Lundin Mining’s policy is to conduct its business responsibly and in a manner designed to protect our employees, adjacent communities and the natural environment. The Company is committed to achieving a safe, productive and healthy work environment and to upholding the values of human rights. Lundin Mining seeks to create sustainable value for employees, business partners and the communities in which we work. These commitments are described in the Company’s HSEC Policy.

The HSEC Policy, approved by the Board of Directors commits to compliance with legal requirements as a minimum and to go beyond those requirements where necessary.

HSEC planning is part of the Company’s business planning processes to assess the potential safety, health and environmental effects of our activities and integrate these considerations into our operational decisions and processes.

The Company is committed to design, develop and operate its facilities with a view to minimizing the environmental impact of its operations; providing efficient use of energy, water and other resources; reducing or preventing pollution, limiting waste generation and disposal; and where waste must be disposed of, doing so responsibly.

The Company has in place closure plans for all its operations and these are reviewed and updated in accordance with relevant national legislation. Each mine has in place an agreed financial mechanism to meet anticipated closure costs. Wherever practicable, the operations progressively rehabilite areas no longer required for ongoing operations using environmentally sound methods.

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Lundin Mining has a company–wide Health, Safety, Environment and Community Management System that formalizes the Company’s implementation of the HSEC Policy supporting consistency across sites owned or operated by the company, and clearly setting out expectations for HSEC management for joint ventures. The management system describes how the Company’s operations and projects will comply with the Company’s corporate values and the commitments.

The System exists to:

  Ensure that sound management practices and processes are in place in sites across the Company resulting in strong HSEC performance.
  Describe and formalize the expectations of the Company with respect to HSEC management.
  Provide a systematic approach to the identification of HSEC issues and ensure that a system of risk identification and risk management is in place.
  Provide a framework for HSEC responsibility and a systematic approach for the attainment of Corporate HSEC objectives.
  Provide a structure to drive continuing improvement of HSEC programs and performance.

In applying the Management System, the Company engages its employees, contractors, the community, regulators and other interested parties to ensure that stakeholder concerns are considered in managing aspects of our business that have the potential to impact health, safety, the environment and communities.

The Company strives for continuous improvement in our HSEC performance through the development of objectives and targets. To achieve this, operations advise and train employees and contractors as necessary to meet HSEC undertakings and operations establish clear accountabilities for employees, and especially managers, respecting their HSEC performance.

To ensure that the Company meets its objectives and targets, management monitors and reviews performance and publically reports progress.

4.4.	Description of Properties

The following descriptions of Lundin Mining’s material properties being Neves–Corvo, Zinkgruvan, Aguablanca and Tenke Fungurume are based on filed technical reports, the 2009 Resource and Reserve Estimate Update and on the Company’s previously filed material change reports, financial statements and MD&A. Unless noted otherwise, all of the technical reports referenced in this AIF have been filed on SEDAR under the Company’s profile. For more detailed information in respect of Lundin Mining’s properties, direct reference should be made to these technical reports.

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4.4.1.	OPERATING MINES

4.4.1.1.	NEVES–CORVO MINE

4.4.1.1.1.	Project Description and Location

The Neves–Corvo mine, operated by the local Portuguese company Somincor, is situated approximately 220km southeast of Lisbon in the Alentejo district of southern Portugal. The mine site lies some 15km south east of the town of Castro Verde and exploits five major orebodies from an underground mine. The ore is processed on site and tailings are disposed in the Cerro de Lobo impoundment some 3km from the plant. Concentrates are dispatched by rail and road for onward shipping to customers.

The mining operations are contained within a Mining Concession Contract between the State and Somincor covering 13.5km2, located in the parishes of Santa Bárbara de Padrões and Senhora da Graça de Padrões, counties of Castro Verde and Almodôvar, district of Beja. The concession provides the rights to exploit the Neves–Corvo deposits for copper, zinc, lead, silver, gold, tin and cobalt for an initial period of fifty years (from 24 November 1994) with two further extensions of twenty years each.

This Mining Concession is in turn surrounded by an Exploration Concession, signed in 2006, covering an area of 549km2. The Exploration Concession has an initial period of 5 years, with a provision for 3 one–year extensions subject to a 50% reduction in area each time. Somincor currently controls exploration concessions totaling 2,179km2.

The mine is operated under an Integrated Pollution Prevention and Control Licence (IPPC) granted by the Portuguese Environmental Agency in 2008.

4.4.1.1.2.	Accessibility, Climate, Local Resource, Infrastructure and Physiography

Neves–Corvo has good connections to the national road network which links with Faro to the south and Lisbon to the north. The mine has a dedicated rail link into the Portuguese rail network and on to the port of Setúbal.

There are no major centres of population close to the mine, although a number of small villages with populations numbered in the hundreds do lie within the Mining Concession. Most employees travel to the mine by company– provided buses or private cars.

The climate of the region is semi–arid with an average July temperature of 23°C (maximum 40°C) and an average minimum temperature in winter of 3.8°C. Rainfall averages 426mm, falling mainly in the winter months.

The topography around the mine is relatively subdued, comprising low hills with minimal rock outcrop. The mine collar is 210m above sea level. The area supports low intensity agriculture confined to stock rearing and the production of cork and olives.

Fresh water is supplied to the mine via a 400mm diameter pipeline from the Santa Clara reservoir, approximately 40km west of the mine. The mine is connected to the national grid by a single 150kV, 50MVA rated, overhead power line 22.5km long.

The Mining Concession provides sufficient surface rights to accommodate the existing mine infrastructure and allow expansion if required.

4.4.1.1.3.	History

The Neves–Corvo orebodies were discovered in 1977. The Portuguese company Somincor was established to exploit the deposit and by 1983, the Corvo, Graça, Neves and Zambujal sulphide deposits had been partially outlined covering an area of some 1.5km x 2km. Rio Tinto became involved in the project in 1985 effectively forming a 49:51% joint venture with the Portuguese government (EDM). The project was reappraised with eventual first production commencing from the Upper Corvo and Graça orebodies in January 1989.

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During the development of the mine, high grade tin ores were discovered, associated with the copper mineralisation, which led to the rapid construction of a tin plant that was commissioned in 1990.

The railway link through to Setúbal was constructed between 1990–1992 to allow shipment of concentrates and the back–haul of sand for backfill. This was followed between 1992–1994 by a major mine deepening exercise to access the Lower Corvo orebody through the installation of an inclined conveyor ramp linking the 700 and 550 levels.

In June 2004, EuroZinc acquired a 100% interest in Somincor for consideration of €128 million. In October 2006, EuroZinc merged with Lundin Mining and the Lundin Mining name was retained.

In 2006, zinc production was commenced at Neves–Corvo with processing through the modified tin plant. In June 2007 Silverstone agreed to acquire 100% of the life–of–mine payable silver production from the mine, as the mine produces circa 0.5m Oz per year in the copper concentrate. Zinc production was suspended in November 2008 due to the low prevailing zinc price. In September 2009, the decision was made to expand the zinc plant at an estimated cost of €43m, to a design capacity of 50,000tpa with first production expected in 2011.

In mid–2009 a copper tailings retreatment circuit was commissioned to recover both copper and zinc.

4.4.1.1.4.	Geological Setting

Neves–Corvo is located in the western part of the Iberian Pyrite Belt which stretches through southern Spain into Portugal and which has historically hosted numerous major stratiform volcano–sedimentary massive sulphide deposits.

The Neves–Corvo deposits occur within the Volcanic Sedimentary Complex which consists of acid volcanics separated by shale units, with a discontinuous black shale horizon immediately below the lenses. Above the mineralisation, there is a thrust–faulted repetition of volcano–sedimentary and flysch units. The whole assemblage has been folded into a gentle anticline oriented NW–SE which plunges to the southeast, resulting in orebodies distributed on both limbs of the fold. All the deposits have been affected by both sub–vertical and low angle thrust faults, causing repetition in some areas

4.4.1.1.5.	Exploration

Exploration work within the Mining License has concentrated primarily on the extension of known orebodies by both underground and surface drilling. Some of the Neves–Corvo orebodies remain open. Drilling from both surface and underground in the last few years has identified significant new zinc and copper mineralisation within the Lombador massive sulphide lens and associated stockworks, as well as important bridge fissural copper mineralisation between the Lower Corvo, Neves and Lombador orebodies.

4.4.1.1.6.	Mineralisation

Five massive sulphide lenses have been defined at Neves–Corvo comprising Neves (divided into North and South), Corvo, Graça, Zambujal and Lombador (recently divided North, South and East). The base metal grades are segregated by the strong metal zoning into copper, tin and zinc zones, as well as barren massive pyrite.

4.4.1.1.7.	Drilling

Surface and underground exploration drilling is an on–going operation at the mine with the work undertaken by both contractors and in–house drill rigs. Typically, underground fan drilling will produce intersections on either 17.5 or 35m spacing, with surface drilling on a spacing of 75 to 100m. As a standard procedure, drill holes, which are all NQ size, are surveyed with an Eastman Single Shot or Reflex EZ–Shot tool at 30m intervals, which provides an accurate location of the drill intersections.

Annual Information Form	Page 10

In 2009, 42,600m of drilling was completed from surface and 15,900m from underground.

4.4.1.1.8.	Sampling and Analysis

Industry standard exploration drill core splitting, sampling and density measurement protocols and procedures are in place at Neves–Corvo. In addition to drill core sampling, underground grade control sampling is carried out using face sampling in the drift–and–fill mined areas and short diamond drill holes in the bench–and–fill areas. Samples are prepared on site and analysed at the mine’s fully accredited assay laboratory facility.

4.4.1.1.9.	Security of Samples

Data and sample security procedures that conform with industry standards are in place at Neves–Corvo. All drill core is logged and photographed, and the cores and sampling splits are stored on site. Traceability records prevent errors of identification and insure sample history can be followed.

4.4.1.1.10.	Mineral Resource and Reserve Estimates

Mineral resources at Neves–Corvo are estimated using three dimensional modelling methods and specialised software (Vulcan® 3D). The Ordinary Kriging method of interpolation is used to estimate metal grades and a multiple regression formula is used for the density.

Mineral reserves are developed by the mine planning department at Neves–Corvo. Stoping volumes are determined according to access, cut–off grade, planned and un–planned dilution and ore loss. An effective minimum mining width of 5m is applied. The reserve statement, produced annually, is based on Measured and Indicated resources only, and the principal tool used is Vulcan® 3D software.

Details of the December 2009 Resource and Reserve estimate for Neves Corvo are included in Schedule A attached to this AIF.

4.4.1.1.11.	Mining Operations

Neves–Corvo is a major underground mine. The mine access is provided by one vertical 5m diameter shaft, hoisting ore from the 700m level (mine datum is 1,000m below sea level), and a ramp from surface. A conveyor decline descends from the 700m level to the 550m level and provides ore hoisting from the deeper levels of the mine. The mine is highly mechanised and a number of different stoping methods are employed but the most prominent are bench–and–fill and drift–and–fill. Backfill is provided by hydraulically placed sand, paste tailings and internally generated waste rock.

Two processing plants are established at Neves–Corvo. The copper plant treats copper ores and has a maximum capacity of approximately 2.4mtpa and the zinc plant (the former tin plant) which treats zinc or copper ores with a current capacity of 0.5mtpa (note: zinc production was suspended in November 2008). Both processing plants comprise secondary crushing, rod and ball mill grinding circuits, flotation cells and concentrate thickening and dewatering. In mid–2009, modifications to the copper plant were completed to regrind and recover additional copper and zinc concentrate from the copper tailings stream. Concentrates are transported by road to a Spanish smelter or by rail to a dedicated port facility at Setúbal from where they are shipped to smelter customers. Tailings are stored sub–aqueously in the Cerro de Lobo tailings impoundment located 3km from the mine site. Approvals to convert the tailings disposal to a paste system have been received and installation of the facilities is currently underway.

Annual Information Form	Page 11

Copper ore production from the Neves–Corvo mine is forecast to continue at 2009 levels. Zinc production is expected to re–start in 2011 at the rate of 50,000tpa from an expanded zinc plant.

Copper and zinc concentrates from the mine are sold to a variety of smelter customers that are primarily European based. Multi–year sales contracts are normally agreed with customers and treatment, refining and penalty charges are typical of those for copper and zinc sulphide concentrates.

The mine operates under an IPPC licence (No. 18/2008) granted by the Portuguese Environmental Agency in 2008. The licence includes conditions covering Environmental Management Systems, tailings and waste rock disposal, water and energy consumption, emissions to atmosphere, emissions to water courses and water treatment, noise, industrial waste disposal, emergency and closure planning. Key environmental issues include the acid generating potential of the ore and waste rocks; the close proximity of the Oeiras river to the mine site; the groundwater is a significant aquifer and connects to local water supplies and the Oeiras river; and the dispersal of dust and noise from the mine site. The mine permit requires that closure plans for the mine are updated every 5 years, and an accumulating closure fund is in place to cover final closure costs.

The corporation tax rate in Portugal is 25%, and a local tax of 1.5% is also payable. Royalties are either a profit– related royalty of 10%, or a revenue–based royalty of 1% (at the State’s discretion). The payment may be reduced by 0.25% of the revenue–based royalty provided that the corresponding amount of such percentage is spent on mining development investment.

The current copper reserves at Neves–Corvo will support a mine life of around 10 years with copper production, based on currently known reserves, gradually decreasing, and planned zinc production increasing. Exploration efforts will continue to be focused on discovering new high grade copper resources. A pre–feasibility study on further increases in zinc production based on the large zinc resources contained within the Lombador orebody is underway. The mine is able to fund all currently planned capital programmes through cash flow.

4.4.1.1.12.	Exploration and Development

In 2010, over 31,000m of surface drilling are planned with 20,000 m of underground drilling targeting principally Lombador North and South, Neves North and South, Zambujal and Corvo orebodies.

Exploration drilling will also be conducted in the surrounding exploration license areas through the follow–up of geophysical anomalies.

Further information on the Neves–Corvo mine can be obtained by referencing the following Technical Reports filed on SEDAR:

1.	Reserves and Resource Update, Neves–Corvo, Portugal dated May 2008 and prepared by Neil Burns.

2.	Technical Report on the Neves–Corvo Mine, Southern Portugal dated October 2007 and prepared by Mark Owen and Owen Mihalop of Wardell Armstrong International Ltd.

Annual Information Form	Page 12

4.4.1.2.	ZINKGRUVAN MINE

4.4.1.2.1.	Project Description and Location

The Zinkgruvan mine is located approximately 200km west of Stockholm in south–central Sweden. The mine site is some 15km from the town of Askersund and comprises a deep underground mine, a processing plant and associated infrastructure and tailings disposal facilities. Concentrates are trucked from the mine to the inland port of Otterbäcken on Lake Vänern from where they are shipped via canal and sea to European smelter customers.

The mining operations are contained within two exploitation concessions covering the deposit and its immediate area. The “Zinkgruvan Concession” was amalgamated from a large number of smaller rights in 2000, has an area of 254ha and is valid until 2025. The neighboring “Klara Concession” was granted in 2002, has an area of 355ha and is valid until 2027. These concessions are automatically extendable for periods of 10 years provided the concession is being regularly exploited. In addition, the mine currently holds exploration concessions in the area totaling 10,096ha. For exploitation concessions granted before 2005 there are no mining royalties in Sweden.

The mine is currently operated under an Environmental Licence granted by the Swedish authorities that is valid until December 2017.

4.4.1.2.2.	Accessibility, Climate, Local Resource, Infrastructure and Physiography

Zinkgruvan has good local road access and is close to the main E18 highway linking Stockholm and Oslo. Rail and air links are available at the town of Örebro some 35km distant. Lake Vänern, the largest lake in Sweden, is some 50km distant and provides access to coastal shipping via a series of inland canals and the port of Göteborg.

The climate of the area is mild in the summer with average temperatures of 18°C, while in the winter temperatures are below freezing with a lowest average of –4°C in February. Annual rainfall is approximately 750mm with modest snowfalls during the winter months.

The topography around the mine comprises gently rolling terrain approximately 175m above sea level. The area is largely forested and is bisected by slow moving streams in shallow valleys.

There is ready access to power, telephone lines and domestic water and industrial water sources. The mine owns sufficient freehold surface land to accommodate the existing and planned mine infrastructure.

4.4.1.2.3.	History

The Zinkgruvan deposit has been known since the sixteenth century but it was not until 1857 that large scale production commenced under the ownership of the Belgian Vieille Montagne company. The processing plant for these operations was initially based in Åmmeberg on the shores of Lake Vättern with ore transported circa 5km from the mine site by narrow gauge railway.

In the mid–1970s, a decision was made to significantly expand production to 600,000tpa. A new shaft, P2, was sunk to access deeper ore and a new concentrator and tailings facility established adjacent to the mine site.

In 1990, Vieille Montagne merged with Union Miniere, and in 1995 North Limited of Australia acquired Union Miniere. In August 2000, Rio Tinto became the owner of the mine following its acquisition of North. In June 2004, Lundin Mining purchased the mine from Rio Tinto.

In December 2004 Silver Wheaton agreed to purchase the LOM silver production from the Zinkgruvan mine. In October 2007, the Zinkgruvan Expansion Programme was announced, a project that has plans to increase ore production by 300,000 tpa through the addition of copper to the current zinc–lead production.

Annual Information Form	Page 13

4.4.1.2.4.	Geological Setting

Zinkgruvan is located in the south–west corner of the Proterozoic aged Bergslagen greenstone belt. The district is composed of a series of small elongated basins with felsic metavolcanics overlain by metasediments. The basins are surrounded by mainly granitoid intrusions of which the oldest are the same age as the metavolanics.

The Zinkgruvan deposit is situated in a east–west striking synclinal structure. The tabular shaped Zn–Pb–Ag orebodies occur in a 5 to 25 m thick stratiform zone in the upper part of the metavolcanic–sedimentary group. The orebody is 5km long and is proven to a depth of 1,500m below surface. A major sub–vertical fault splits the ore deposit in two parts, the Knalla mine to the west and the Nygruvan to the east.

4.4.1.2.5.	Exploration

Exploration has focused primarily on replacing depleted resources initially by exploring the Nygruvan area at depth and more recently in the Knalla area to the west. Limited exploration by drilling takes place from surface and the majority is carried out from underground, where dedicated exploration drifts are developed for the purpose.

Recent drilling has been targeted at mineralisation to the west of the main mine area and is aimed at orebodies known as Mellanby, Cecilia and Dalby.

4.4.1.2.6.	Mineralisation

The Zinkgruvan ore bodies are dominated by sphalerite and galena and are generally massive, well banded and stratiform. Re–mobilisation of galena and silver has occurred in response to metamorphism and deformation, and is most pronounced in the lead–rich western extension of Nygruvan and in the Burkland area.

Copper stockwork mineralisation has been identified in the structural hangingwall of the Burkland deposit. Chalcopyrite is the main copper mineral and occurs as coarse disseminations and patches within a marble host rock.

4.4.1.2.7.	Drilling

Surface and underground exploration, resource and stope definition drilling is carried out on an on–going basis. Surface exploration holes can be up to 1,200m long, while stope definition holes are drilled from underground with intersections typically on 15 by 20m centres. All drill holes are surveyed at 3m intervals using Maxibore surveying equipment which provides an accurate location of the drill intersections. In 2009, 14,600m of drilling was completed from underground.

4.4.1.2.8.	Sampling and Analysis

Industry standard exploration drill core splitting, sampling and density measurement protocols and procedures are in place. Samples are prepared on site and sent to ACME’s laboratory in Vancouver, Canada for assay.

4.4.1.2.9.	Security of Samples

Data and sample security procedures that conform with industry standards are in place at Zinkgruvan. All drill core is logged and photographed, and the cores and sampling splits are stored on site in a new purpose built facility at the mine site. Traceability records prevent errors of identification and insure sample history can be followed.

4.4.1.2.10.	Mineral Resource and Reserve Estimates

Mineral resources at Zinkgruvan are estimated using two methods: the polygonal method and 3D block modelling. The polygonal method is generally used at the early stages of resource assessment and is carried out on parts of Nygruvan, Cecilia, Mellanby, Borta Bakom and Sävsjön. The remaining areas of Nygruvan and all of Burkland are estimated using block modelling with Microstation® AutoCad and Prorok® software. Ordiniary Kriging is used for grade estimation and density estimation uses a regression formula.

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Mineral reserves are developed from the resources using Prorok and Microstation® software. A NSR cut off is applied together with dilution and mining recovery factors that are based on the mine’s long operating experience.

Details of the 2009 Resource and Reserve estimate for Zinkgruvan are included in Schedule A attached to this AIF.

4.4.1.2.11.	Mining Operations

Zinkgruvan is an underground mine with a long history. Mine access is currently via three shafts, with the principle P2 shaft providing hoisting and man access to the 900m level. A ramp connecting the underground workings with surface is being excavated and will provide flexible access to the mine. A system of ramps is employed to exploit resources below the shaft and the deepest mine level is now at 1,130m. The mine is highly mechanised and uses primary secondary panel stoping in the Burkland area of the mine and sublevel benching in the Nygruvan area. All stopes are backfilled with paste tailings and cement.

The processing plant is located adjacent to P2 shaft. The run-of-mine ore is secondary crushed and then ground in an AG and ball mill circuit. A bulk flotation concentrate is produced initially before further flotation to separate zinc and lead concentrates. The concentrates are thickened and filtered and then stockpiled under cover. Tailings are pumped some 4km to a dedicated tailings impoundment from which decant water is returned to the process.

A separate 0.3mtpa copper treatment line is currently being installed in the processing plant scheduled to produce its first copper concentrate by mid-2010.

Zinc-lead ore production from Zinkgruvan is expected to continue at 2009 levels while copper ore production is forecast to build up to 0.3mtpa by 2013. Current mineral reserves at Zinkgruvan are sufficient for a mine life in excess of 10 years and the mine is able to fund all currently planned capital programmes through cash flow.

Zinc and lead concentrates from the mine are sold to a variety of European smelters. Multi-year sales contracts are normally agreed with customers and treatment, refining and penalty charges are typical of those for zinc and lead sulphide concentrates. The lead concentrates are particularly high grade and contain elevated levels of silver.

The mine is currently operated under an Environmental Licence granted by the Swedish authorities that is valid until December 2017. The licence includes conditions covering production levels, tailings disposal, water discharge limits, hazardous materials, process chemicals, water recirculation, noise levels, dust pollution, waste handling, energy use and closure planning. The corporation tax rate in Sweden is 26.3% and Zinkgruvan does not pay mining royalties.

4.4.1.2.12.	Exploration and Development

Exploration activities in 2010 focus on converting inferred resources to indicated resources. The planned drill programme for 2010 comprises 2,500m of underground drilling in the Nygruvan area.

Further information on Zingruvan mine can be obtained by referencing the following Technical Report filed on SEDAR:

1.

Mineral Reserves and Mineral Resources of the Zinkgruvan Mine in South-Central Sweden dated March 2009 and prepared by Per Hedström, Lars Malmström and Doug Syme, current or former employees of Zinkgruvan Mining AB.

Annual Information Form	Page 15

4.4.1.3.	AGUABLANCA MINE

4.4.1.3.1.	Project Description and Location

The Aguablanca mine is located approximately 100km north of Seville in the Extremadura region of southern Spain. The mine lies some 30km south of the town of Monesterio, and comprises an open pit mine, processing plant and associated waste and tailings management facilities. Concentrates from the mine are trucked to the port of Huelva for onward shipping to customers.

The mining rights for Aguablanca are covered under a Reserva Definitiva a Favor del Estado called La Moneguera which consists of 95 contiguous claims covering an area of 2,862 ha. The Reserva Definitiva is valid for 30 years from June 2003 and is extendable for a further 30 years. Mining royalties of 2% of Net Smelter Return are payable to the Spanish state.

The mine operates under environmental permits granted by the Spanish Government. These permits cover all aspects of the operations including tailings management and project closure and were obtained in June 2003.

4.4.1.3.2.	Accessibility, Climate, Local Resource, Infrastructure and Physiography

Aguablanca has excellent road connections to the new N630 national highway which runs northwards from Seville and connects by a further national highway to the port of Huelva. The mine site lies approximately 10km east of this road and is adjacent to the village of El Real de la Jara. There is ready access to power, telephone lines and domestic water and industrial water sources.

There are no major population centres close to the mine, although a number of small villages with populations numbered in the hundreds do lie close to the mine. Most employees travel to the mine by private cars.

The climate of the region is Mediterranean with relatively mild winters and hot dry summers. The mine lies at an elevation of 450 to 500m above sea level in an area of low hills with moderate relief. Vegetation comprises trees and bushes forming classic Mediterranean forest, with local meadows comprising grass, oak and olive trees.

The mine owns sufficient freehold surface land to accommodate the existing and planned mine infrastructure.

4.4.1.3.3.	History

Exploration for nickel and copper mineralisation has been carried out in the Aguablanca area since the mid 1980s. The Aguablanca deposit was discovered in 1993/4 following stream sediment sampling and subsequent diamond drilling by a Presur (Spanish state)/Rio Tinto Minera joint venture. The Aguablanca project was acquired by Rio Narcea in mid-2001 from the then owner Presur/Atlantic Copper S.A.

Construction of the Aguablanca mine started in November 2003 with first commercial production commencing in January 2005 and the first shipment of concentrate in May of the same year. With the commencement of the open pit mine, a 2.7km long underground decline was developed to allow exploration of the mineralisation beneath the planned open pit.

The Aguablanca mine was acquired by Lundin Mining in July 2007 through its purchase of Rio Narcea.

4.4.1.3.4.	Geological Setting

The area of the Aguablanca nickel-copper deposit is underlain by mafic and ultramafic rocks of the Aguablanca Stock (AS), which has intruded carbonate rocks of Hercynian age. The AS is a small gabbroic intrusion (approximately 2.3km2) located along the northern contact of the much larger Santa Olalla Pluton (SOP). The northern and southern limits of the SOP are marked by major fault zones. A well developed contact metamorphic aureole surrounds the AS and SOP exemplified by skarn mineralisation. Aguablanca represents a somewhat unique example of a magmatic sulphide breccia hosted by gabbro and gabbro-norites.

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4.4.1.3.5.	Exploration

Lundin Mining holds exploration rights over an area of 2,521km2, largely to the north and west of Aguablanca, known as the Ossa Morena. Additional exploration potential exists for nickel-copper and copper-gold mineralisation within this area.

4.4.1.3.6.	Mineralization

There are two mineralized bodies at Aguablanca. The larger South or Main Zone is some 400m long on strike and dips steeply to the north. It has widths of up to 100m and a known depth of over 600m. The North Zone is also steeply dipping, 125m long, up to 50m thick and has a known depth of 300m.

Three main types of sulphide mineralisation have been recognised and are currently mined separately before blending from stockpiles.

4.4.1.3.7.	Drilling

A total of approximately 3,400m of drilling was compelted in late 2009 – early 2010 in order to increase the data density between the 250 and the 350 mine levels. No other exploration drilling is planned for 2010.

In 2009, a total of 1,070m of infill drilling was completed from underground.

4.4.1.3.8.	Sampling and Analysis

Grade control sampling is carried out using open hole percussion rigs drilling 8m deep holes on the open pit benches.

Samples are prepared on site and analysed at the mine’s assay laboratory facility. Repeat samples are sent to the OMAC laboratory in Ireland for analysis.

4.4.1.3.9.	Security of Samples

Data and sample security procedures that conform with industry standards are in place at Aguablanca. All drill core has been labelled, logged and photographed, and the cores and sampling splits are all stored on site. A bar code tagging system is in place at the mine.

4.4.1.3.10.	Mineral Resource and Reserve Estimates

Mineral resources at Aguablanca were estimated at 31 December 2008 by Juan Alvarez and Sia Khosrowshahi of Golder Associates Global Iberica, S.L.U., using three dimensional geological block modelling methods and specialised software (Vulcan® 3D). The Ordinary Kriging method of interpolation was used to estimate six metal grades (Ni, Cu, Pt, Pd, Co and Au) and the Inverse Distance Squared method was used for the density estimation.

In order to generate mineral reserves at Aguablanca an open pit optimisation was carried out by Juan Pablo Gonzalez of Golder Associates Global Iberica, S.L.U., using the specialised software Whittle® Four-X. Vulcan mine design software was then used to check the pit layout and to optimise the scheduling of the pit for maximum Net Present Value. The resultant pit is scheduled to produce until 2014 with an average strip ratio of 7:1.

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Golder Associates Global Iberica, S.L.U. has updated the mineral resource and mineral reserve at 31 December 2009 by depleting the current model using the mined out surface at 31 December 2009 provided by Aguablanca. Details of the December 2009 Resource and Reserve estimate for Aguablanca are included in Schedule A attached to this AIF.

4.4.1.3.11.	Mining Operations

The Aguablanca mine currently operates a single open pit mine. The pit is mined with 8m benches and the final slopes are designed with a double bench configuration. The open pit is operated by contractor using a conventional drill and blast, and truck and shovel fleet. Waste rock is stacked to the immediate northwest of the open pit and the waste dumps form the downstream wall of the tailings impoundment.

Run-of-mine ore is stockpiled, blended and then crushed. The crushed ore is conveyor fed to a conventional grinding and flotation circuit to produce a bulk nickel-copper concentrate. The concentrate is thickened and filtered to produce a filter cake suitable for onward transport. The concentrate is truck hauled approximately 125km to Huelva port from where it is shipped to customer smelter facilities. Tailings from the process plant are pumped to a fully lined tailings impoundment to the north of the plant site area. Decant water from the tailings dam is returned to the process plant.

Significant mineral resources remain below the bottom of the planned open pit. In 2010, further studies will be carried out on an underground operation producing in parallel with the open pit. Access to the underground mine would be via the existing exploration decline, stoping by longhole methods and operation by contractor.

All bulk nickel-copper concentrate produced from the Aguablanca operation is sold under a contract that expires in 2010. Principle payable metals are nickel and copper with by-product payments made platinum, palladium and cobalt, and the payment terms are typical of those for bulk nickel/copper sulphide concentrates.

The Aguablanca Mine operates under environmental permits granted by the Spanish Government. These permits include conditions covering environmental management systems, tailings and waste rock disposal, water and energy consumption, emissions to atmosphere, emissions to water courses and water treatment, noise, industrial waste disposal, emergency and closure planning. Key environmental issues include; the potential lack of water during drought periods; the dispersal of dust and noise from the mine site; and mine site rehabilitation.

The corporation tax rate in Spain is 30% and royalties of 2% of NSR apply.

4.4.1.3.12.	Exploration and Development

Although exploration activities both at Aguablanca and regionally in the area were suspended as a result of the 2008/9 down turn in metal prices, additional underground drilling is warranted in order to expand the existing resources and test for high grade massive sulphide deposits. Studies will continue on further open pit optimisations in light of future metal price movements.

Further information on Aguablanca mine can be obtained by referencing the following Technical Report filed on SEDAR:

1.

Technical Report on the Aguablanca Ni-Cu deposit, Extremadura Region, Spain for Lundin Mining Corporation dated March 2009 and prepared by Juan Alvarez, Sia Khosrowshahi and Juan Pablo Gonzalez of Golder Associates Global Iberica, S.L.U.

Annual Information Form	Page 18

4.4.1.4.	GALMOY MINE

The Galmoy zinc-lead mine is located in south-central Ireland in County Kilkenny. The merger of the Company and ARCON International Resources p.l.c., the principal asset of which was the Galmoy mine, was completed in April 2005.

Galmoy is an underground mine with most of the workings between 100m and 160m below surface. The primary access is by a decline and mine production is carried out by room-and-pillar and by bench-and-fill methods. The Galmoy flowsheet employed a conventional SAG-ball mill grinding circuit with differential flotation for the production of lead and zinc concentrates. Tailings were placed in a fully lined, multi-phase impoundment at the mine site.

The Galmoy mine ceased production at the end of the second quarter 2009. The concentrator closure and rehabilitation is progressing as planned and the restricted cash closure fund accumulated during the mine life has been assessed as sufficient to meet the closure obligations.

In late 2009, following approval from the relevant Irish authorities, a test batch of 18,000 tonnes of high grade ore was mined and trucked to an adjacent mine for treatment. Negotiations with the adjacent mine for the mining and treatment of additional larger quantities of high grade ore are currently underway with an expectation that further deliveries will be made in 2010 and 2011.

Details of the December 2009 Resource and Reserve estimate for Galmoy are included in Schedule A attached to this AIF.

4.4.1.5.	TENKE FUNGURUME MINE (24.75% EQUITY INTEREST)

4.4.1.5.1.	Property Description and Location

TFM’s copper-cobalt deposits comprise one of the world’s largest known copper-cobalt resources. The deposits are located on contiguous concessions which total 1,437 km2. These concessions are located in Katanga Province, DRC, approximately 175 km northwest of Lubumbashi, the provincial capital.

Construction started in late 2006 on open pit and oxide ore processing facilities designed to produce 115,000 tpa of cathode copper and over 8,000 tpa of cobalt in hydroxide. Commissioning of the copper facilities occurred at the end of the first quarter 2009, and of the cobalt hydroxide facilities at the end of the second quarter. By year end, full name plate capacities for both products were being achieved.

The first phase of production is one of several stages of development contemplated with the objective of ultimately producing in excess of 400,000 tpa of copper mining multiple deposits concession wide.

4.4.1.5.2.	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The main highway, railroad, and the main power line connecting Kolwezi and Likasi with Lubumbashi pass through the concessions. Scheduled air service is available between Lubumbashi and the capital at Kinshasa, as well as from Johannesburg, South Africa and Zambia. An airstrip constructed on the concession can accommodate freight aircraft and small passenger jets. Most copper and cobalt product and bulk mine consumables are shipped primarily by truck and to an extent by rail between Tenke and ports in Durban, South Africa and Dar-es-Salaam, Tanzania.

The site climate is characterized as mild rainy, sub-tropical mid-latitude with dry winters, with three seasons. The average annual rainfall is approximately 1,150 mm. Monthly average temperatures are 28°C (max); 20°C (min) in September and 22°C (max); 13°C (min) in June.

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Tailings facilities sufficient for the first two years have been constructed and the next tailing dam raise is in progress. The current tailings storage location is of sufficient size to handle the majority of currently proven/probable reserves. Other adjacent areas have been identified to provide life of mine storage capacity. A potential location for a future sulphide concentrator has been identified as have potential heap leach pad areas.

Electrical power is provided from the national grid. The local Nseke hydro power station is being renovated and expanded as part of the project and new local power lines have been constructed. Water from local boreholes supplements runoff water collected and the project is operated in line with a zero discharge water management philosophy.

The dominant landform is the Dipeta Syncline, an east-west trending valley approximately 15km long and 3km wide. The Dipeta River runs along the valley bottom while the Kwatebala, Tenke (formerly called Goma) and Fwaulu orebodies lie on the north-western crest of this valley. The orebodies presently form hills and ridges rising to elevations of about 1,500 m above sea level and up to 170m above adjacent valleys. The plant site elevation is 1,200m above sea level. The ore deposits lie on a surface water divide, with waters to the north flowing into the Mofya River and waters to the south flowing into the Dipeta River.

The flora of the concessions is dominated by an agricultural mosaic of croplands and fallow fields. The second most common vegetation type is miombo woodland. The third most common type of vegetation is degraded miombo woodland (miombo woodland that has been impacted by agricultural clearing activity). Copper-cobalt vegetation types occupy less than five percent of the area.

4.4.1.5.3.	History and Development Terms

The Tenke Fungurume deposits have a history dating back to at least 1917. A controlling interest in the concessions was acquired from Gécamines following a lengthy tender process. In November 1996, pursuant to a mining convention and TFM formation agreement the concessions were transferred to TFM in exchange for a series of transfer bonus payments and other significant commercial and development commitments. TF Holdings paid Gécamines the first stage of the transfer payments ($50 million) in May 1997.

In December 1998, Tenke Mining concluded an option agreement with BHP Copper Inc. (now BHP Billiton (“BHPB”)) which established a formal structure for BHPB to acquire, directly or indirectly, a controlling interest in the Tenke Fungurume Project. In December 2000, Phelps Dodge Exploration Corporation (“Phelps Dodge”), entered into an agreement with BHPB, whereby Phelps Dodge had the opportunity to earn up to one-half of BHPB’s position. On September 13, 2002, BHPB’s rights and obligations under the option agreement with the Corporation were formally transferred to Phelps Dodge.

As a result of the DRC’s new 2002 World Bank sponsored mining code and other developments resulting from the DRC conflict, an extensive renegotiation process commenced upon formation of the transitional government in 2003, which successfully concluded with amended agreements (“Amended Agreements”) in late 2005. Pursuant to the terms agreed in the Amended Agreements, the single purpose joint venture company, TF Holdings then controlled 70:30 by Phelps Dodge and Tenke Mining agreed to pay Gécamines an additional US$50 million in stages based on pre-agreed development related milestones. In accordance with shareholding agreements finalized between Phelps Dodge and Tenke Mining in January 2004, Phelps Dodge was obligated to fund $42.5 million of this balance, with Tenke Mining funding the remaining $7.5 million.

Upon the entry into force of the Amended Agreements, TF Holdings paid Gécamines $15 million leaving $35 million due according to the following milestone schedule: $5 million on a positive build decision; $10 million on commencement of commercial operations; and $10 million on each of the two successive anniversaries of commencement of commercial operations. As the deposits have been brought to the ‘exploitation stage’, TFM enjoys all rights and privileges with respect to mining activity including surface usage. A positive build decision was made in December 2006 by then operator Phelps Dodge.

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Under the terms of the Amended Agreements, TF Holdings committed to start the first phase of facilities with a minimum production level of 40,000 tpa copper and associated cobalt. In fact initial facilities were ultimately designed for a capacity of 115,000 tpa copper production. The Amended Agreements contain objectives without guarantee of reaching in excess of 130,000 tpa copper production by year 5 and 400,000 tpa by year 11 of operations, subject to a number of qualifications including DRC conditions and markets.

TFM was created effective November 1996 under the DRC Companies Act and formed for the purpose of developing the deposits of copper, cobalt and associated minerals under mining concession nº 1981 and mining concession nº 1992 granted to TFM in 1996 at Tenke and Fungurume. In early 2007 FCX acquired Phelps Dodge, which resulted in them taking over as operator and owner of a 70% interest in TF Holdings. In mid- 2007, Lundin Mining acquired Tenke Mining resulting in Lundin Mining controlling the remaining 30% of TF Holdings. This results in FCX indirectly holding 57.75% of TFM, and Lundin Mining indirectly holding 24.75% of TFM. Gécamines holds the balance of ownership – 17.5% by way of a directly held carried interest in TFM.

In accordance with the Amended Agreements, a Base Metals Royalty is payable at the rate of 2% of net sales. In addition a 1% net sales metals export duty applies. Full repatriation of funds is allowed, subject to a 10% expatriated dividends withholding tax. Income tax is payable at the rate of 30% and certain other minor taxes and duties apply as defined in TFM’s Amended Agreements consistent with the 2002 DRC Mining Code Title IX. In addition to the 15% of the Base Metals Royalty that is defined to be repatriated by the GDRC to the region of the mine, TFM has committed to a 0.3% net sales social fund, to be administered annually to benefit local communities.

As part of a GDRC initiative, approximately 60 mineral rights contracts have been subject to a review process with the Tenke Fungurume agreements being part of this process. While certain parts of the GDRC and Gécamines have proposed adjustments to portions of the TFM Amended Agreements, Lundin Mining and FCX maintain that their mineral contracts are legally binding, enforceable, not subject to unilateral change and are fair to all parties. However, Lundin Mining and FCX respect the process that the GDRC has embarked upon related to contract review and are cooperating in this dialogue.

4.4.1.5.4.	Geological Setting

The Tenke Fungurume copper-cobalt deposits are typical of those that comprise the Central African Copperbelt. The Copperbelt is located in a major geological structure called the Lufilian Arc, a 500 km fold belt that stretches from Kolwezi in the southern DRC to Luanshya in Zambia. The deposits of the Tenke Fungurume district are located at the northernmost apex of the arc. The arc formed between the Angolan Plate to the southeast and Congo Plate to the northwest during the late Neoproterozic, approximately 650 to 600 million years before present (Ma). Rocks in the arc are exposed in a series of tightly folded and thrust anticlines and synclines, generally trending east-west to southeast-northwest in the southern DRC. The Tenke Fungurume group of sediment hosted copper cobalt deposits occurs near the base of a thick succession of sedimentary rocks belonging to the Katanga System of Proterozoic age (650-1050 Ma).

The older rocks of the basement complex belonging to the Kibara Supergroup, form the framework within which the Katangan sediments were deposited and consist of granitic rocks and metamorphosed sediments. Sedimentation took place in shallow intra-cratonic basins bounded by rifts. A series of cratonic events of Pan African age (650 Ma to 500 Ma) resulted in extensive deformation of these rocks. The principal tectonic event is referred to as the Lifilian Orogeny and this led to the formation of the Lufilian Arc. All of the major Zambian and Congolese copper-cobalt deposits are located along this 500 km long arcuate structure, which extends from Kolwezi in the Congo to Luanshya in Zambia. The Tenke and Fungurume deposits are located in the northernmost apex of the arc.

1 Renumbered nº 123 by the Cadastre Minier Certificat d’Exploitation nº CAMI/CE/940/2004 dated November 3, 2004; pending division, renewal and renumbering by the Ministère des Mines.

2 Renumbered nº 159 by the Cadastre Minier Certificat d’Exploitation nº CAMI/CE/941/2004 dated November 3, 2004; subsequently divided and renumbered nº 159, nº 4728 and nº 4729 by the Ministère des Mines through Ministerial Decree dated July 7, 2006.

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4.4.1.5.5.	Exploration and Concession Potential

The mineral concessions have been subject to multiple phases of exploration over time. Most recently, exploration during 2009 under the direction of FCX through TFM focussed on 8 different deposits. A total of 55,000m of diamond drilling was completed in 306 individual holes.

Geophysical (IP) and seismic surveys were carried out in 2009 and will be continuing in 2010. Both exploration techniques show promising results in the detection of sulphide mineralization and deep definition of structure/stratigraphy. The bedrock drilling/sampling program which started in 2008 as a rapid and efficient exploration method in areas of overburden was continued in 2009.

Due to data and time availability, many of the known deposits have yet to be assessed with mineral resource and reserve models. The Tenke Fungurume concessions remain extensively under-explored.

4.4.1.5.6.	Mineralization

The copper-cobalt mineralization is mainly associated with two dolomitic shale horizons (RSF and SDB respectively) each ranging in thickness from 5 to 15m, separated by 20m of cellular silicified dolomite (RSC).

The main economic minerals present are malachite, chrysocolla, bornite, and hetrogenite. Primary copper and cobalt mineralogy is predominately chalcocite, digenite, bornite, and carrollite. Oxidation has resulted in widespread alteration producing malachite, pseudomalachite, chrysocolla (hydrated copper silicate) and heterogenite.

The primary copper-cobalt mineral associations are homogeneous in both mineralized zones and any variations are due to the effect of oxidation and supergene enrichment. Consequently the mineral assemblages can be grouped into three main categories dependent upon the degree of alteration – oxide, mixed and sulphide zones. Dolomite and quartz are the main gangue minerals present. Dolomite or dolomitic rocks make up the bulk of the host strata. Weathering of the host rocks is normally depth related, intensity decreasing with increasing depth, producing hydrated iron oxides and silica at the expense of dolomite, which is leached and removed.

4.4.1.5.7.	Drilling

The exploration and drilling history of Tenke Fungurume deposits began in 1919. UMHK explored the surface and drilled exploration core holes between 1919-1921, 1942-1951 and 1958-1968. Gécamines conducted exploration and drilling 1968-70 and 1981-1991. SMTF carried out exploration and core drilling 1971-1976. TFM carried out additional core drilling in 1997. These campaigns totalled 186,376m of drilling plus mapping, trenching and exploration adits. Exploration core drilling carried out by PD/FCX between 2006 and the end of 2009 comprised 1,574 core holes totaling circa 244,000 metres. Reverse circulation drilling was used locally to drill through unmineralized waste. The 2009 exploration drilling took place on primarily Fungurume, Fwaulu, Pumpi North, Mambilima, Mudilandima, Mwandikoma and Tenke.

4.4.1.5.8.	Sampling and Analysis

Industry standard exploration drill core splitting, sampling, and density measurement protocols have been followed by Phelps Dodge and subsequently by FCX. An independent audit to review sampling activities with respect to quality assurance, quality control and sample security was completed in the first quarter 2009. In addition to drill core and drill cutting sampling, open pit grade control sampling is carried out using a trench cutting tool.

Samples are prepared on site and analysed at the mine’s assay laboratory facility. Strict QA/QC protocols are in place including placement and assaying of duplicates, blanks and check samples. Laboratory Information Management System is used to manage data.

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4.4.1.5.9.	Security of Samples

Data and sample security procedures that conform to industry standards are in place. All drill core is logged and photographed and the cores and sampling splits are stored on site. These and other traceability records prevent errors of identification and ensure sample history can be followed.

4.4.1.5.10.	Mineral Resource and Mineral Reserve Estimates

The current mineral resources at Tenke Fungurume come from a total of 8 deposits across the concessions: Kwatebala, Tenke, Fwaulu, Mwadinkomba, Kansalawile, Fungurume, Mambilima and Pumpi North.

Mineral resources have been estimated using three dimensional modelling methods. Minesight® software has been used for database development and geological modeling. Grade estimation has been carried out using either Inverse Distance Weighting (IDW) or Local Anisotropy Kriging (LAK) techniques.

Open pit optimization has been carried out on all the eight deposits listed above. Datamine NPV Scheduler was used for seven of the deposits, with Tenke using a rotated model which was evaluated using Minesight®. In each case a Lerch Grossman algorithm was used to maximize the gross value of the pit. Pits were designed with 38 degree inter-ramp slope angle, 35 degree overall slope angle and double 5m benches to 10m interval between berms. Input parameters to the open pit optimisations have been updated in 2009 and include revisions to the mine operating costs, cobalt recovery factors and the gangue acid consumption estimations.

Dilution is potentially a significant issue as mineralized zones are long, typically narrow (6m to 15m wide), faulted and folded and contacts are relatively sharp. To address this issue block dimensions have been selected at 5m x 2.5m x 2.5, the ore mining fleet uses small equipment and ore cuts broken by the surface miners are 0.625m deep. For mine planning purposes resource grades are reduced by 5% to account for anticipated grade dilution during operations.

Details of the December 2009 Resource and Reserve estimate for Tenke Fungurume are included in Schedule A attached to this AIF.

4.4.1.5.11.	Mining Operations

The Tenke Fungurume Project includes the development of mining, processing and general infrastructure for exploitation of oxide ore initially from Kwatebala, supplemented by other ore bodies over time. Nominal daily mill feed of oxide ore is 8,000 tpd. Current proven/probable reserves support an initial facility life of more than 40 years of oxide ore feed. Total waste mined corresponding to the above reserves will be 645 million tonnes. Ore is mined from the open pits and trucked to stockpiles located near the crusher.

Capital investment of approximately $2.0 billion was made for the initial facilities, which includes aspects to support major future expansions. This includes a $US140 million loan to accomplish a multi-year provincial hydro power rehabilitation project to provide reliable power to the project and national grid. Total power available to the project resulting from the power loan investment under agreement with SNEL (DRC power authority) is in excess of 200 MW to support expansions, which is more than sufficient for current plans.

The latest, proven process technology is being used to extract copper and cobalt. Copper is extracted using standard SAG milling, sulphuric acid leach, solvent extraction and electrowinning to produce a 99.9% pure copper cathode. Solution from the copper SXEW plant feeds the cobalt plant where cobalt hydroxide is produced through purification and precipitation processes. Copper is marketed with guidance from FCX’s global copper marketing programme. Cobalt is sold as cobalt hydroxide under contract and on the spot market.

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4.4.1.5.12.	Environmental and Social Aspects

The project has been developed in accordance with Equator Principles, Voluntary Principles of Security and Human Rights, applicable World Bank/IFC standards and the Extractive Industries Transparency Initiative. Development and operation is subject to a number of DRC laws, regulations, standards dealing with the protection of public health, public safety and the environment. Permits and authorizations are in place for construction and operation.

Key environmental issues addressed by the project include mitigation of damage to sensitive indigenous flora unique to highly mineralized areas of the DRC copper belt, design of the project to zero discharge objectives, and adoption of fully plastic lined process water and tailings storage impoundments. As this is the first commercial development of mining on the concessions, there are no known existing environmental liabilities.

Key social investments addressed during project development include extensive community consultation, stimulation of both direct and indirect employment – during construction, employment peaked at more than 8,000 DRC nationals and during operations, direct employment is expected in the range of 2,000 personnel. Indirect effects are expected to be responsible for more than 5,000 jobs created in the region.

Other social investments include medical, fresh water supply, education, agricultural and regional infrastructure investments in power, roads and border crossings.

Further information on the Tenke Fungurume Project can be obtained by referencing the following report:

1.

Technical Report for the Tenke Fungurume Project dated March 31, 2009 prepared by John Nilsson P.Eng. of Nilsson Mine Services Ltd., Ronald G. Simpson P.Geo. of GeoSim Services Inc, and William C. McKenzie, P.Eng., M.B.A. of Global Project Management Corporation, which is available on SEDAR.

4.4.2	MINE CLOSURES

Lundin Mining acquired the El Valle and Carlés gold mine in Spain, and the Vueltas del Rio mine in Honduras, as part of the acquisition of Rio Narcea. Reclamation of both properties is ongoing. Underground production ceased in July 2008 at the Storliden zinc-copper mine in northern Sweden. A rehabilitation programme is continuing in accordance with the approved closure plan.

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ITEM 5	RISKS AND UNCERTAINTIES

The Company’s projects are subject to various risks and uncertainties, including but not limited to, those listed below. Unless the context indicates or implies otherwise, references in this section to the “Company” include the Company and its subsidiaries:

Metal Prices

Metal prices, of copper, nickel, zinc and lead are key performance drivers and fluctuations in the prices of these commodities can have a dramatic effect on the results of operations. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals are influenced by supply and demand, exchange rates, inflation rates, changes in global economies, and political, social and other factors. The supply of metals consists of a combination of new mine production, recycling of copper and lead and existing stocks held by governments, producers and consumers.

If the market prices for metals fall below the Company’s full production costs and remain at such levels for any sustained period of time, the Company may, depending on hedging practices, experience losses and may determine to discontinue mining operations or development of a project at one or more of its properties. If the prices drop significantly, the economic prospects of the mines and projects in which the Company has an interest could be significantly reduced or rendered uneconomic. Low metal prices will affect the Company’s liquidity, and if they persist for an extended period of time, the Company may have to look for other sources of cash flow to maintain liquidity until metal prices recover.

Credit Risk

The Company is exposed to various counterparty risks. The Company is subject to credit risk through its trade receivables. The Company manages this risk through evaluation and monitoring process such as using the services of credit agencies. The Company transacts with credit worthy customers to minimize credit risk and if necessary, employ provisional payment arrangements and the use of letters of credit, where appropriate, but cannot always be assured of the solvency of its customers and at times will sell to parties whose credit worthiness is not determinable. Credit risk relating to derivative contracts arises from the possibility that a counterparty to an instrument with which the Company has an unrealized gain fails to settle the contracts.

Foreign Exchange Risk

The Company’s revenue from operations is received in United States dollars while most of its operating expenses will be incurred in Euro and SEK. Accordingly, foreign currency fluctuations may adversely affect the Company’s financial position and operating results. The Company does not currently engage in foreign currency hedging activities for regularly occurring operational transactions.

Derivative Instruments

The Company may, from time to time, manage exposure to fluctuations in metal prices and foreign exchange rates by entering into derivative instruments approved by the Company’s Board of Directors. The Company does not hold or issue derivative instruments for speculation or trading purposes. These derivative instruments are marked– to–market at the end of each period and may not necessarily be indicative of the amounts the Company might pay or receive as the contracts are settled.

Reclamation Funds and Mine Closure Costs

As at December 31, 2009, the Company had $60.3 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds as required, based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

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The Company ceased production at its Galmoy mine during the first half of 2009 but resumed limited mining of ore in late 2009 for treatment at an adjacent mine. Current mining activity does not have a significant effect on closure activities which continue to be carried out.

Rehabilitation programs will be completed at the Storliden mine during 2010 following production shutdown in 2008 and the site will be subject to ongoing monitoring for several years following the completion of closure activities. The Company also has ongoing long–term monitoring programs in place associated with legacy mining operations previously carried on in Honduras and Spain under the ownership of a subsidiary of Rio Narcea Gold Mines Ltd., which was acquired by the Company in 2007.

Closing a mine can have significant impact on local communities and site remediation activities may not be supported by local stakeholders. The Company endeavors to mitigate this risk by reviewing and updating closure plans regularly with external stakeholders over the life of the mine and considering where post–mining land use for mining affected areas has potential benefits to the communities.

In addition to the immediate closure activities, including ground stabilization, infrastructure demolition and removal, top soil replacement, re–grading and re–vegetation, closed mining operations require long–term surveillance and monitoring.

Site closure plans have been developed and amounts accrued in the Company’s financial statements to provide for mine closure obligations. Future remediation costs for inactive mines are estimated at the end of each period, including ongoing care, maintenance and monitoring costs. Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised. Actual costs realized in satisfaction of mine closure obligations may vary materially from management’s estimates.

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company competes with other mining companies, many of which have greater financial resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Foreign Countries and Regulatory Requirements

The Company’s operations in Portugal, Sweden, Ireland and Spain are subject to various laws and environmental regulations. The implementation of new or the modification of existing laws and regulations affecting the mining and metals industry could have a material adverse impact on the Company.

The Company has a significant investment in mining operations located in the DRC. The carrying value of this investment and the Company’s ability to advance development plans may be adversely affected by political instability and legal and economic uncertainty. The risks by which the Company’s interest in the DRC may be adversely affected include: political unrest; labour disputes; invalidation of governmental orders, permits, agreements or property rights; risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes; military repression; war; civil disturbances; criminal and terrorist actions; arbitrary changes in laws, regulations, policies, taxation, price controls and exchange controls; delays in obtaining or the inability to obtain necessary permits; opposition to mining from environmental or other non–governmental organizations; limitations on foreign ownership; limitations on the repatriation of earnings; limitations on mineral exports; and high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. Africa’s status as a developing continent may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which the Company has operations or assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on the Company. There can be no assurance that the Company’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

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In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company’s operations.

Mining and Processing

The Company’s business operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the lack of availability of materials and equipment, the occurrence of accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Company’s processing facilities are dependent upon continuous mine feed to remain in operation. Insofar as the Company’s mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Company.

The Company periodically reviews mining schedules, production levels and asset lives in its LOM planning for all of its operating and development properties. Significant changes in the LOM Plans can occur as a result of experience obtained in the course of carrying out mining activities, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment may be required to write–down the carrying value of a mine or mines. This complex process continues for the economic life of every mine in which the Company has an interest.

Mine Development Risks

The Company’s ability to maintain, or increase, its annual production of zinc, silver, copper, nickel and other metals will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership requirements and other factors. Some of the Company’s development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. Although the Company’s feasibility studies are generally completed with the Company’s knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

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Environmental and Other Regulatory Requirements

All phases of mining and exploration operations are subject to government regulation including regulations pertaining to environmental protection. Environmental legislation is becoming stricter, with increased fines and penalties for non–compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future charges in environmental regulation will not adversely affect the Company’s operations. As well, environmental hazards may exist on a property in which the Company holds an interest which were caused by previous or existing owners or operators of the properties and of which the Company is not aware at present. Operations at the Company’s mines are subject to strict environmental and other regulatory requirements, including requirements relating to the production, handling and disposal of hazardous materials, pollution controls, health and safety and the protection of wildlife. The Company may be required to incur substantial capital expenditures in order to comply with these requirements. Any failure to comply with the requirements could result in substantial fines, delays in production, or the withdrawal of the Company’s mining licenses.

Government approvals and permits are required to be maintained in connection with the Company’s mining and exploration activities. Although the Company currently has all the required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to the Company’s operations, including any proposed capital improvement programs. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Mineral Resource and Reserve Estimates

The Company’s reported Mineral Resources and Mineral Reserves are only estimates. No assurance can be given that the estimated Mineral Resources and Mineral Reserves will be recovered or that they will be recovered at the rates estimated. Mineral Resource and Mineral Reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral Resource and Mineral Reserve estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Resources and Mineral Reserves uneconomic and may ultimately result in a restatement of estimated resources and/or reserves. Moreover, short–term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades or types, may adversely affect the Company’s profitability in any particular accounting period.

Estimation of Asset Carrying Values

The Company annually undertakes a detailed review of the LOM Plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed prices, the Company may be required to take additional material write–downs of its operating and development properties.

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Funding Requirements and Economic Volatility

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available to the Company or its direct and indirect subsidiaries on acceptable terms, or at all, for further exploration or development of its properties or to fulfill its obligations under any applicable agreements. Failure to obtain such additional funding could result in the delay or indefinite postponement of the exploration and development of the Company’s properties.

Lundin is a multinational company and relies on financial institutions worldwide to fund its corporate and project needs. Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company’s access to funds under the Revolving Credit Facility is dependent on the ability of the financial institutions that are parties to the Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding requirements if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under the Revolving Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others. Such disruptions could require the Company to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for the Company’s business needs can be arranged.

Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave–ins, fires, floods, earthquakes and other environmental occurrences, as well as political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not maintain insurance against political risks.

No Assurance of Titles or Boundaries

Although the Company has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title may be affected by undetected encumbrances or defects or governmental actions. The Company has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Partner in the Tenke Fungurume Project

The Company’s funding partner and the operator at the Tenke Fungurume copper/cobalt project is FCX. There may be risks associated with an operating partner, including its financial condition or the making of less than optimal operating decisions, of which the Company is not aware and which could adversely affect the Company’s financial position and financial results.

Tax

The Company runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. By this reason, future negative effects on the result of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other countries may be subject to withholding taxes. The Company has no control over the withholding tax rates in the countries where the operations are carried out.

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Employee Relations

A prolonged labour disruption at any of the Company’s mining operations could have a material adverse effect on the Company’s ability to achieve its objectives with respect to such properties and its operations as a whole.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supplies are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

During recent years, the water supply has been the object of political debate between the region in which Aguablanca operates and the neighbouring region. The Company is continuing to advance its application with central and regional authorities to obtain all of the water licences required to satisfy all of its supply requirements.

Key Personnel

The Company is depending on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company does not have key person insurance on these individuals.

Share Price Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities.

ITEM 6	DESCRIPTION OF SHARE CAPITAL

6.1	General Description of Capital Structure

The authorized share capital of the Company consists of an unlimited number of Common Shares without nominal or par value, and one special share (a “Special Share”) without nominal or par value. The Special Share is not outstanding.

The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company. The Common Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

6.2	Dividends

There are no restrictions which prevent the Company from paying dividends. The Company has not paid dividends on its common shares in the last five years and it has no present intentions of paying any dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company’s financial position at the relevant time.

Annual Information Form	Page 30

ITEM 7	MARKET FOR SECURITIES

7.1	Exchange Listing

The Common Shares of the Company are traded on the TSX under the symbol “LUN”; in Sweden, the Common Shares are represented by Swedish Depository Receipts which trade on the O–list of the NASDAQ OMX Nordic Exchange under the symbol “LUMI”.

7.2	Trading Price and Volume

The following table provides information as to the monthly high and low closing prices of the Company’s Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month on the TSX:

Month	High ($)	Low($)	Volume
January	1.53	0.90	85,694,900
February	0.92	0.72	59,718,800
March	2.00	0.75	124,702,500
April	2.28	1.97	133,928,200
May	2.93	2.34	259,109,600
June	3.40	2.80	141,031,900
July	3.47	2.80	79,383,200
August	4.02	3.63	102,526,500
September	4.17	3.50	109,107,500
October	4.67	3.31	151,310,400
November	4.92	4.25	67,293,100
December	4.83	3.97	38,856,200

7.3	Escrowed Securities

There are no Lundin Mining securities in escrow.

ITEM 8	DIRECTORS AND OFFICERS

8.1	Name, Address, Occupation and Security Holding of Directors and Officers

The Board of Directors of the Company is currently comprised of ten directors who are elected annually and whose term of office will expire at the Company’s annual meeting scheduled to be held on May 7, 2010. Each director holds office until the next annual meeting of shareholders or until his successor is duly elected unless his office is earlier vacated in accordance with the by–laws of the Company. The names, provinces and countries of residence of each of the directors and officers of the Corporation as at March 31, 2010, their respective positions and offices held with the Company, their principal occupations within the preceding five years and the number of securities of the Company owned by them as at the date of this AIF is set forth in the following table:

Annual Information Form	Page 31

			Number of
Name, residence and		Served as	securities
current position(s)	Principal occupations	director	owned (directly
held in the Company	for last five years	since	or indirectly) or
			controlled
			at present (1)

Lukas H. Lundin	Chairman and a Director of the Company; Director	September	1,271,449
British Columbia,	and Officer of a number of publicly traded	9, 1994	common shares
Canada	resource–based companies
Chairman and Director

Philip J. Wright	Private investor; President and Chief Executive	January 16,	103,000
United Kingdom	Officer of the Company since January 16, 2008	2008	common shares
President, Chief
Executive Officer and
Director

Colin K. Benner	President and director of CKB Mining Inc.; Director	October	116,668
British Columbia,	of a number of publically traded companies;	31, 2006	common shares
Canada	Interim CEO of HudBay Minerals Inc. from March 9,
Director	2009 to March 23, 2009; Vice Chairman and Chief
	Executive Officer of Skye Resources Inc. from
	March to August 2008; Vice Chairman, Chief
	Executive Officer and Director of the Company
	from October 31, 2006 to April 1, 2007; Vice
	Chairman, Chief Executive Officer and a director of
	EuroZinc Mining Corporation from December 21,
	2004 to October 31, 2006.

Donald K. Charter	Corporate Director and President 3C’s Corporation;	October	11,424
Ontario, Canada	prior to December 2005, Chairman, President and	31, 2006	common shares
Director	Chief Executive Officer of Dundee Securities
	Corporation; Executive Vice President of Dundee
	Corporation and Dundee Wealth Management;
	partner in a law firm prior to 1996

John H. Craig	Lawyer, partner of Cassels Brock & Blackwell LLP	June 11,	186,849
Ontario, Canada		2003	common shares
Director

Brian D. Edgar	President, Chief Executive Officer and Director of	September	230,000
British Columbia,	Dome Ventures Corporation; Director of a number	9, 1994	common shares
Canada	of publicly traded companies
Director

David F. Mullen	Chief Executive Officer and Head HSBC Private	October	53,000
British Columbia,	Equity North America; Director of a number of	31, 2006	common shares
Canada	companies, including publicly traded companies
Director

Anthony O’Reilly, Jr.	Chief Executive of Providence Resources Plc.;	May 25,	65,634
Ireland	formerly Chairman of Arcon International	2005	common shares
Director	Resources Plc. and former Chief Executive of Josiah
	Wedgwood & Sons Limited; Director of a number
	of publicly traded companies

Annual Information Form	Page 32

Number of
Name, residence and		Served as	securities
current position(s)	Principal occupations	director	owned (directly
held in the Company	for last five years	since	or indirectly) or
controlled
at present (1)

Dale C. Peniuk C.A.	Chartered Accountant; financial consultant to the	October	17,600
British Columbia,	mining industry; formerly an Assurance partner	31, 2006	common
Canada	with KPMG LLP, Chartered Accountants; Director		shares(2)
Director	of a number of publicly traded companies

William A. Rand	President and Director of Rand Edgar Investment	September	223,424
British Columbia,	Corp.; Director of a number of publicly traded	9, 1994	common shares
Canada	companies
(Lead) Director

João Carrêlo	Executive Vice President and Chief Operating	N/A	Nil
United Kingdom	Officer of the Company since April 2007; Chief		common shares
Executive Vice	Operating Officer of the Company in Iberia from
President and Chief	October 2006 to March 2007. Chief Operating
Operating Officer	Officer for EuroZinc from June 2005 to October
2006; Managing Director of Iberpotash S.A. (Spain)
and Director of Cleveland Potash (UK) from
February 2003 to June 2005.

Paul K. Conibear	Senior Vice President – Corporate Development	N/A	559,904
British Columbia,	since October 2009; Senior Vice President –		common
Canada	Projects, of the Company from July 3, 2007 to		shares(3)
Senior Vice President,	October 2009; President and Chief Executive
Corporate	Officer of Suramina Resources Inc. from June 11,
Development	2007 – September 30, 2007; President and Chief
Executive Officer of Tenke Mining Corporation
from November 26, 2002 to July 13, 2007

James A. Ingram	Corporate Secretary of the Company since	N/A	Nil
Ontario, Canada	February 17, 2010; previously, Vice President,
Corporate Secretary	Secretary and General Counsel with Hudson’s Bay
Company from 1998 – 2009.

Marie Inkster	Chief Financial Officer of the Company since May	N/A	5,000
Ontario, Canada	1, 2009; Vice President Finance of the Company
Chief Financial Officer	from September 2008 – April 30, 2009; Vice
President – Finance, GBS Gold International Inc.;
from September 2007 to June 2008; from 2002 to
2007, LionOre Mining International Ltd., last
position held being that of Vice President/
Controller

Jinhee Magie	Vice President Finance of the Company since May	N/A	5,000
Ontario, Canada	1, 2009; Director of Finance of the Company from		common shares
Vice President, Finance	September 2008 – April 30, 2009; formerly,
Director of Corporate Compliance, LionOre Mining
International Ltd.

Annual Information Form	Page 33

Number of
Name, residence and		Served as	securities
current position(s)	Principal occupations	director	owned (directly
held in the Company	for last five years	since	or indirectly) or
controlled
at present (1)

Josephine McCabe	Vice President Human Resources of the Company	N/A	Nil
United Kingdom	since January 2009; Head of Human Resources for
Vice President, Human	the British Petroleum LPG Global Business Unit
Resources	from January 2003 to November 2008;

Peter Nicoll	Vice President of HSEC of Lundin Mining since July	N/A	Nil
Ontario, Canada	2008; Vice President, Safety, Health, Environment
Vice President Health,	and Corporate Social Responsibility of Uranium
Safety, Environment	One from August 2007 to June 2008; Director,
and Community	Office of Environmental Health and Safety,
University of Toronto, February 2006 – August
2007; Director, Safety, Health and Environment
with Centerra Gold, February 2005 – February
2006; Principal, Stantec Consulting, 2001 – 2005

Neil O’Brien	Senior Vice President, Exploration and Business	N/A	49,500
Ontario, Canada	Development of the Company since March, 2007;		common shares
Senior Vice President,	Vice President of Exploration of the Company since
Exploration and	September 2005; formerly General Manager,
Business Development	Minera Teck Cominco (Mexico) and Senior
Geologist, Teck Cominco Ltd.

Mikael Schauman	Vice President, Marketing of the Company since	N/A	Nil
Sweden	February 2007; formerly Senior Non–Ferrous
Vice President,	Concentrates Trader at Mitsui & Co. Metals (USA),
Marketing	Inc.

(1)	On a non–diluted basis. The information as to common shares beneficially owned has been provided by the directors and officers themselves.

(2)	Includes 15,000 common shares registered in the name of Mr. Peniuk’s spouse and 100 common shares registered in the name of Mr. Peniuk’s child.

(3)	Includes 80,850 common shares registered in the name of Mr. Conibear’s spouse.

Certain directors and officers of the Company have other business interests and do not devote all of their time to the affairs of the Company. See “Conflicts of Interest” below.

The directors and officers of the Company hold, as a group, a total of 2,948,452 common shares, representing 0.05% of the number of common shares of the Company issued and outstanding as at the date hereof.

There are currently four standing committees of the Board; namely, the Audit Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee and the Healthy, Safety, Environment and Community Committee. The following table identifies the members of each of these Committees:

Audit Committee	Human Resources and	Corporate Governance and	Health, Safety, Environment and
	Compensation Committee	Nominating Committee	Community Committee
Dale C. Peniuk (Chair)	Donald K. Charter (Chair)	Brian D. Edgar (Chair)	Colin K. Benner (Chair)
William A. Rand	William A. Rand	John H. Craig	Brian D. Edgar
Donald K. Charter	David F. Mullen	David F. Mullen	Philip J. Wright

Annual Information Form	Page 34

8.2	Corporate Cease Trade Orders or Bankruptcies

Except as noted below, no director, officer of the Company, or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company, is, or within the ten years before the date of this Annual Information Form has been, a director or officer of any other corporation that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver–manager or trustee appointed to hold the assets of such corporation.

Messrs. Rand and Edgar were directors of New West Energy Services Inc. (formerly Lexacal Investment Corp.) (TSX– V) when, on September 5, 2006, a cease trade order was issued against that company by the British Columbia Securities Commission for failure to file its financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006.

Mr. Benner was a director of Tahera Diamond Corporation (TAH–TSX) (“Tahera”) which, on January 16, 2008, was granted creditor protection by the Ontario Superior Court of Justice under the Companies’ Creditor Arrangement Act (“CCAA”). Mr. Benner resigned as a director of Tahera on September 29, 2008. Pursuant to a number of extensions, Tahera remained under CCAA protection and was sold to a third party.

Ms. Inkster was Vice President, Finance of GBS Gold International Inc. (“GBS”) from September 2007 to June 2008. On September 15, 2008, GBS put its Australian group of subsidiaries into voluntary liquidation proceedings. In March 2009, GBS announced that it had agreed to transfer its remaining valued assets to the secured promissory noteholders pursuant to the terms of a note indenture and general security deed entered into on May 27, 2008. The shares of GBS have been suspended from trading on the NEX board and it has effectively ceased business.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

8.3	Penalties or Sanctions

No director, officer of the Company, or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company, has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

8.4	Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director, officer or shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such person, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver–manager or trustee appointed to hold his or her assets.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Annual Information Form	Page 35

8.5	Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or the terms of such participation. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, the involvement in a greater number of programs or a reduction in financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of Canada, the directors or the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and the financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed above, the directors and officers of the Company are not aware of any such conflicts of interest in any existing or contemplated contracts with or transactions involving the Company.

ITEM 9	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

9.1	Legal Proceedings

The Company is not currently a party to any material legal proceedings; however, from time to time, the Company may become party to routine litigation incidental to Lundin Mining’s business.

9.2	Regulatory Actions

No penalties or sanctions were imposed by a court relating to securities legislation or by a securities regulatory authority during the Company’s recently completed financial year, nor were there any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, nor were any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority during the Company’s recently completed financial year.

ITEM 10	AUDIT COMMITTEE

10.1	Overview

The audit committee of the Company’s Board of Directors is principally responsible for:

  recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and approving the compensation of such external auditor;
  overseeing the work of the external auditor;

Annual Information Form	Page 36

  reviewing the Company’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Company; and
  reviewing the Company’s financial reporting procedures with respect to the public disclosure of financial information extracted or derived from its financial statements.
10.2	Audit Committee Mandate/Charter

The Company’s Board of Directors has adopted an audit committee mandate (the “Mandate”) which sets out the audit committee’s purpose, procedures, organization, powers, roles and responsibilities. The complete Mandate is attached as Schedule B to this AIF.

10.3	Composition of the Audit Committee

Below are the details of each audit committee member, including his name, whether he is independent and financially literate as such terms are defined under National Instrument 52–110 – Audit Committees (“NI 52–110”) and his education and experience as it relates to the performance of his duties as an audit committee member. The qualifications and independence of each member is discussed below and in the Company’s Management Information Circular dated April 14, 2009 prepared in connection with the Company’s annual meeting of shareholders held on May 15, 2009, a copy of which is available under the Company’s profile on the SEDAR website at www.sedar.com.

Member Name	Independent(1)	Financially	Education and Experience Relevant to Performance
		Literate(2)	of Audit Committee Duties
Dale C. Peniuk (Chair)	Yes	Yes

Mr. Peniuk is a chartered accountant and a graduate of the University of British Columbia (B.Comm). Mr. Peniuk was an assurance partner with KPMG LLP Canada from 1996 to 2006 and was the leader of their British Columbia mining practice. In addition to Lundin Mining, he is presently a Director and audit committee Chair of Argonaut Gold Ltd., Capstone Mining Corp., Corriente Resources Inc., Quest Capital Corp., Rainy River Resources Ltd., Reservoir Capital Corp., and Q2 Gold Resources Ltd.

William A. Rand	Yes	Yes

Mr. Rand is a retired corporate and securities lawyer and mining executive with a B.Comm. from McGill University (Honours in Economics and Major in Accounting), who has sat on a number of boards and audit committees of public companies for over 30 years. Through this education and experience, Mr. Rand has experience overseeing and assessing the performance of companies and public accountants with respect to the preparation, auditing and evaluation of financial statements.

Donald K. Charter	Yes	Yes

Mr. Charter has both an Honours B.A. in economics and an LLB, both from McGill University. Mr. Charter has attained financial experience and exposure to accounting and financial issues in his current role as Corporate Director and in his previous roles as Chairman and Chief Executive Officer of Dundee Securities Corporation and as Executive Vice President of Dundee Corporation and Dundee Wealth Management.

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment, or is otherwise deemed to have a material relationship under NI 52–110.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues and can reasonably be expected to be raised by the Company’s financial statements.

Annual Information Form	Page 37

10.4	Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year the Company has not relied on the exemption in Section 2.4 (De Minimis Non–Audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Members), Section 3.5 (Death, Disability or Resignation of Audit Committee Members) of NI 52–110 or an exemption from NI 52–110, in whole or in part, granted under Part 8 (Exemptions) of NI 52–110.

10.5	Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an internal auditor which was not adopted by the Company’s Board.

10.6	Pre–Approval Policies and Procedures

All audit and non–audit services performed by the external auditor are pre–approved by the Audit Committee.

10.7	External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditors during the financial year ended December 31, 2009. Services billed in C$, SEK or € were translated using average exchange rates that prevailed during 2009.

Fiscal Year Ending	Audit Fees(1)	Audit–Related Fees(2)	Tax Fees(3)	All other Fees(4)
December 31, 2009	$1,268,204	$55,434	$79,756	–
December 31, 2008	$2,842,307	$120,367	$153,349	$113,558

(1)	Audit fees represent the aggregate fees billed by the Company’s auditors for audit services.

(2)

Audit–related fees represent the aggregate fees billed for assurance and related services by the Company’s auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and not disclosed in the Audit Fees column.

(3)	Tax fees represent the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

(4)	All other fees represent the aggregate of fees billed for products and services provided by the Company’s auditors other than services reported under clauses (1), (2) and (3) above.

PricewaterhouseCoopers LLP, Chartered Accountants, have prepared the Independent Auditors’ Report dated February 24, 2010 in respect of the Company’s consolidated audited financial statements as at and for the years ended December 31, 2009 and 2008. PricewaterhouseCoopers LLP have advised the Company that they are independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

ITEM 11	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of the Company’s knowledge, none of the directors, officers or principal shareholders of the Company, and no associate or affiliate of any of them, has or has had any material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company other than as follows:

(a)

the business combination between Tenke Mining and Lundin Mining which was effected by way of statutory plan of arrangement pursuant to which each common share of Tenke Mining was exchanged for 1.73 Lundin Mining common shares plus C$0.001. This transaction was completed on July 3, 2007. In this connection, Messrs. Lukas H. Lundin, William A. Rand and John H. Craig, all of whom were directors of Lundin Mining at the time were also directors of Tenke Mining; and

Annual Information Form	Page 38

(b)

the Arrangement Agreement entered into between the Company and HudBay Minerals Inc. (“HudBay”) dated November 21, 2008 which was terminated pursuant to a Termination Agreement between the Company and HudBay dated February 23, 2009. In this connection, Messrs. Colin K. Benner and Donald K. Charter, both of whom are directors of the Company, were also directors of HudBay. Mr. Benner formerly served as Chief Executive Officer of the Company from October 2006 to March 2007 and as the Chief Executive Officer of Skye Resources Inc. prior to its acquisition by HudBay in August 2008 and as interim CEO of HudBay from March 9, 2009 to March 23. Mr. Benner also served as Vice Chairman of the Company from October 2006 to January 2008. Mr. John Craig, a director of the Company, is a partner of Cassels Brock & Blackwell, LLP, Canadian legal advisor to HudBay in connection with the Arrangement.

ITEM 12	TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 13	MATERIAL CONTRACTS

There were no other contracts, other than those entered into in the ordinary course of business, that were material to the Company and that were entered into between January 1, 2009 and up to the date of this AIF or that were entered into prior to January 1, 2002 and remain in effect during 2009, other than as follows:

(a)

Credit Agreement dated May 28, 2007 and First Amending Agreement and Second Amending Agreement and Waiver dated May 15, 2008 and March 6, 2009, respectively, among the Company and the Bank of Nova Scotia et al, pursuant to which the Company secured a five–year $225 million non–revolving and a $575 million revolving credit facility for general corporate purposes collateralized by shares owned by the Company in its subsidiaries. These loan facilities were used in part to acquire 100% of the issued and outstanding shares of Rio Narcea Gold Mines, Ltd. (“Rio Narcea”). Following the purchase of Rio Narcea, the Company sold its Tasiast gold project for $225 million and retired the non–revolving credit facility.

(b)

Third Amending Agreement dated July 6, 2009 the Company completed the restructuring of its credit facility. The revised terms incorporated in the Third Amending Agreement provide for a three year fully–revolving credit facility of US$225 million, and (i) interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio at the Company; and (ii) financial covenants customarily required for a revolving–term facility, including minimum tangible net worth, interest coverage ratio and leverage ratio. The Third Amending Agreement removed the prohibitions on acquisitions and disposals that were imposed by the Second Amending Agreement and Waiver. Instead, it establishes that security will be extended to material assets acquired and specifies reductions in the facility if the Company’s principal mining assets are disposed of in whole or in part.

(c)

On May 11, 2009, the Company entered into an agreement with HudBay consenting to the sale by HudBay of all of its shares in the Company. Pursuant to the agreement, the Company and HudBay have terminated all continuing rights and obligations under the previously announced termination agreement dated February 23, 2009 and agreed to a mutual release in respect of any and all claims connected with or arising from the subscription agreement.

ITEM 14	INTERESTS OF EXPERTS

The qualified persons as defined by NI 43–101 who have supervised the preparation of the Company’s mineral reserve and mineral resource estimates as at December 31, 2009 or authored portions of the technical reports disclosed in this AIF are as follows:

Annual Information Form	Page 39

  Messrs. John Nilsson, P.Eng., Nilsson Mine Services Ltd., Ronald G. Simpson, P.Geo., GeoSim Services Inc. and William C. McKenzie, P.Eng., M.B.A., Global Project Management Corporation, in respect of the Tenke Fungurume Project;
  Messrs. Juan Alvarez, Sia Khosrowshahi and Juan Pablo Gonzalez of Golder Associates Global Iberica, S.L.U., with respect to reserve and mineral resource estimates, and Mr. Stephen Gatley, an employee of the Company, with respect to the section entitled "Additional Requirements for Development and Production Properties", in each case relating to the technical report concerning the Aguablanca Ni–Cu deposit, Extremadura Region, Spain;
  Messrs. Per Hedström, Lars Malmström and Doug Syme, employees of Zinkgruvan Mining AB, in respect of the Zinkgruvan Mine in South–Central Sweden; and
  Mr. Neil Burns and Messrs. Mark Owen and Owen Mihalop of Wardell Armstrong International Ltd. , in respect of the Neves–Corvo Mine, Portugal.

No person or company named or referred to under this Item beneficially owns, directly or indirectly, 1% or more of any class of the Corporation’s outstanding securities.

ITEM 15	ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR website at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company’s securities, if any, and securities authorized for issuance under equity compensation plans is contained in the Company’s Management Information Circular dated April 14, 2009 prepared in connection with the annual and special meeting of shareholders of the Company held on May 15, 2009. Additional financial information is provided in the audited consolidated financial statements of the Company as at December 31, 2009 and 2008, together with auditors’ report thereon and the notes thereto, and MD&A for the year ended December 31, 2009.

SCHEDULE A

RESOURCE AND RESERVE ESTIMATE 2009
Mineral Reserves

									Contained Metal 000's (Ounces millions)
	Category	000's	Cu	Zn	Pb	Ag	Ni	Co	Cu	Zn	Pb	Ag	Ni	Co	Lundin
		Tonnes	%	%	%	g/t	%	%	T	T	T	Oz	T	T	Interest
Copper
Neves-Corvo	Proven	18,541	3.8	1.0	0.3	43			699	178	57	26			100%
	Probable	1,993	2.7	0.6	0.5	54			54	12	11	3			100%
	Total	20,534	3.7	0.9	0.3	44			753	190	68	29			100%
Zinkgruvan	Proven	2,787	2.6	0.3		30			72	8		3			100%
	Probable	92	2.6	0.4		30			2	0		0			100%
	Total	2,879	2.6	0.3		30			75	9		3			100%
Tenke	Proven	49,755	3.4					0.4	1,675					199	24.75%
Fungurume	Probable	84,869	3.0					0.3	2,538					245	24.75%
	Total	134,624	3.1					0.3	4,213					444	24.75%
Zinc
Neves-Corvo	Proven	39,335	0.4	6.5	1.5	61			154	2,550	585	77			100%
	Probable	14,848	0.3	7.1	1.9	55			48	1,053	278	26			100%
	Total	54,182	0.4	6.7	1.6	59			202	3,603	863	103			100%
Zinkgruvan	Proven	8,655		9.2	4.8	102				796	415	28			100%
	Probable	2,419		8.7	2.5	56				210	60	4			100%
	Total	11,074		9.1	4.3	92				1,007	476	33			100%
Galmoy	Proven	488		19.1	6.7	54				93	33	1			100%
	Probable	4		10.0	1.3	11				0	0	0			100%
	Total	492		19.0	6.7	53				94	33	1			100%
Nickel
Aguablanca	Proven	7,112	0.5				0.7		35				47		100%
	Probable	336	0.3				0.3		1				1		100%
	Total	7,448	0.5				0.6		36				48		100%
						Lundin's share			2,109	4,902	1,439	169	48	110

Mineral Resources - inclusive of reserves									Contained Metal 000's (Ounces millions)
	Category	000's	Cu	Zn	Pb	Ag	Ni	Co	Cu	Zn	Pb	Ag	Ni	Co	Lundin
		Tonnes	%	%	%	g/t	%	%	T	T	T	Oz	T	T	Interest
Copper
Neves-Corvo	Measured	31,356	3.5	1.1	0.4	50			1,087	341	117	51			100%
	Indicated	3,696	2.5	0.8	0.6	58			92	28	21	7			100%
	Inferred	26,446	1.9	0.7	0.3	35			503	195	75	30			100%
Zinkgruvan	Measured	4,093	2.6	0.4		30			106	16		4			100%
	Indicated	203	2.3	0.3		27			5	1		0			100%
	Inferred	1,166	2.0	0.3		30			23	3		1			100%
Tenke	Measured	79,865	3.0					0.4	2,434					293	24.75%
	Indicated	271,058	2.5					0.2	6,672					641	24.75%
	Inferred	200,412	2.0					0.2	3,969					457	24.75%
Zinc
Neves-Corvo	Measured	60,727	0.4	6.1	1.4	61			237	3,725	834	119			100%
	Indicated	15,941	0.3	7.1	1.8	57			55	1,124	281	29			100%
	Inferred	20,441	0.4	5.0	1.2	56			74	1,023	251	37			100%
Zinkgruvan	Measured	9,517		10.6	5.4	113				1,009	514	35			100%
	Indicated	4,997		9.6	4.2	99				480	210	16			100%
	Inferred	4,295		9.6	3.1	67				412	133	9			100%
Galmoy	Measured	997		18.2	4.7	37				181	47	1			100%
	Indicated	132		10.5	0.8	7				14	1	0			100%
	Inferred	8		9.5	1.3	19				1	0	0			100%
Nickel
Aguablanca	Measured	12,972	0.5				0.6		61				71		100%
	Indicated	1,464	0.2				0.3		3				4		100%
	Inferred	506	0.2				0.3		1				1		100%
						Lundin's share			3,901	6,918	2,024	261	75	231
not including Inferred Resources

Annual Information Form	Page 40

Notes on Mineral Reserves and Resources Table

Mineral Reserves and Resources are shown on a 100 percent basis for each mine. Mineral Resources for all operations are inclusive of Reserves and all estimates are prepared as at December 31, 2009.

Estimates for all 100% owned operations are prepared by or under the supervision of a Qualified Person as defined in National Instrument 43–101. Tenke Proven and Probable Reserves are estimated by the operator Freeport– McMoRan Copper & Gold Inc. (“Freeport”), and are prepared to SEC standards and are reviewed by Lundin Mining’s independent Qualified Persons.

Neves Corvo

The Mineral Resources are reported above cut–off grades of 1.0% for copper and 3.0% for zinc and the Mineral Reserves at a cut–off of 1.6% for copper and 4.3% for zinc. Mineral Reserves and Resources for Neves–Corvo were estimated by the mine’s geology and engineering department under the guidance of Nelson Pacheco, Chief Geologist and Fernando Cartaxo, Mine Planning Engineer, and audited by consultants Wardell Armstrong International (WAI). Qualified Persons are WAI personnel Mark Owen, Principle Geologist and Owen Mihalop, Senior Mining Engineer.

Zinkgruvan

The Zinc Mineral Resources and Mineral Reserves are reported above a 3.1% zinc equivalent cut off. The Copper Mineral Resources and Reserves are reported above cut–off grades of 1.5% copper and 2.0% copper respectively. The Qualified Persons responsible for the 2009 Zinkgruvan Mineral Resource and Reserve estimate are Per Hedström, Senior Geologist, and Lars Malmström, Chief Geologist, who are employed by the Zinkgruvan mine.

Aguablanca

The Mineral Resources are reported above a 0.2% nickel cut off and the Mineral Reserves above a 0.25% nickel cut off. Reserves and Resources for Aguablanca were estimated by Golder Associates Global Ibérica, S.L.U. Qualified Persons are Golder personnel Juan Alverez, Senior Mining Geologist, Sia Khosrowshahi, Principal Geostatistician, and Juan Pablo Gonzalez, Senior Mining Engineer.

Galmoy

The Mineral Resources are reported above a cut–off of 4.5% zinc equivalent. The Mineral Reserves are those tonnes above a 6% zinc equivalent cut off that are amenable to mining and treatment at an adjacent mine. The Qualified Person responsible for the Galmoy Resource and Reserve estimate is Paul McDermott, Technical Services Superintendent who is an employee of Galmoy mine.

Tenke Fungurume

The Mineral Reserves and Resources use long term prices of $1.60/lb for copper and $10.00/lb for cobalt. The Mineral Resources are based on a cut off of 1.30% copper equivalent and a cobalt to copper equivalency factor of 4.00. The 2009 Mineral Reserves are based on pit limits defined in the current mine plan, use a cut off grade of 1.52% (acid soluble) copper equivalent and a cobalt to copper equivalency factor of 4.4. The Mineral Reserve estimates for Tenke have been reviewed by John Nilsson, P.Eng. of Nilsson Mine Services Ltd on behalf of Lundin Mining. The Mineral Resource estimates have been prepared by John Nilsson, P.Eng., and Ron Simpson P.Geo. of GeoSim Services Inc. who are independent consultants and Qualified Persons.

Annual Information Form	Page 41

LUNDIN MINING CORPORATION

AUDIT COMMITTEE MANDATE	SCHEDULE B

A.	PURPOSE

The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “independent directors”, as that term is defined in Multilateral Instrument 52–110, “Audit Committees”.

2.	All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements).

3.	At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a chair of the Committee or in the event of the absence of the chair, the members of the Committee shall elect a chair from among their number.

6.	The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Corporation’s Corporate Secretary, unless otherwise determined by the Committee.

7.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.	The Committee shall have access to such officers and employees of the Corporation and to the Corporation’s external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

9.	Meetings of the Committee shall be conducted as follows:

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(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the Chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

	(b)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

	(c)	the Chair of the Committee shall be responsible for developing and setting the agenda for Committee meetings and determining the time and place of such meetings;

	(d)	the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

(i) Chief Executive Officer; and
(ii) Chief Financial Officer;

	(e)	other management representatives shall be invited to attend as necessary; and

	(f)	notice of the time and place of every meeting of the Committee shall be given in writing to each member of the Committee a reasonable time before the meeting.

10.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its Chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.

The Committee shall have authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the internal and external auditors.

C.	ROLES AND RESPONSIBILITIES

1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls and its approval of the Corporation’s annual and quarterly consolidated financial statements;

	(b)	to establish and maintain a direct line of communication with the Corporation’s internal and external auditors and assess their performance;

	(c)	to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

	(d)	to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

	(a)	to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

	(b)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

Annual Information Form	Page 43

	(c)	review the audit plan of the external auditors prior to the commencement of the audit;

	(d)	to review with the external auditors, upon completion of their audit:

		(i)	contents of their report;

		(ii)	scope and quality of the audit work performed;

		(iii)	adequacy of the Corporation’s financial and auditing personnel;

		(iv)	co–operation received from the Corporation’s personnel during the audit;

		(v)	internal resources used;

		(vi)	significant transactions outside of the normal business of the Corporation;

		(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

		(viii)	the non–audit services provided by the external auditors;

	(e)	to discuss with the external auditors the quality and not just the acceptability of the Corporation’s accounting principles; and

	(f)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.	The duties and responsibilities of the Committee as they relate to the Corporation’s internal auditors are to:

	(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

	(b)	review and approve the internal audit plan; and

	(c)	review significant internal audit findings and recommendations, and management’s response thereto.

4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

	(b)	review compliance under the Corporation’s Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

	(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

	(d)	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.	The Committee is also charged with the responsibility to:

	(a)	review the Corporation’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

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(b)	review and approve the financial sections of:

(i) the annual report to shareholders;

(ii) the annual information form;

(iii) prospectuses; and

(iv) other public reports requiring approval by the Board,

and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Corporation’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Corporation’s consolidated financial statements;

(f)	review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders; and

(j)	establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Annual Information Form	Page 45